SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HORIZON BANCORPORATION, INC.
(Exact name of registrant as specified in its charter)
Florida (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	65-0840565 (I.R.S. employer identification number)
Charles S. Conoley, President 900 53rd Avenue East Bradenton, Florida 34203 (941) 753-2265	Daniel D. Dinur, Esq. Dinur & Associates, P.C. 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 (770) 395-3170
(Name, address and telephone number of agent for service and address and telephone number of principal executive offices)	Copies of communications to

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

Calculation of Registration Fee
Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration fee
Common Stock par value $.01 per share	344,223(2)	$6.00	$2,065,338	$167.09
Common Stock par value $.01 per share	344,223(3)	$7.00	$2,409,561	$194.93

  Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(g) and (o) of the Securities Act of 1933, as amended (the "Securities Act)

  Represents the total number of shares of Common Stock required to be registered for issuance to shareholders of record as of the record date who choose to exercise their right to subscribe for one new share for each 3.333 shares then owned by the shareholder.

  Represents shares of Common Stock underlying warrants offered in the rights offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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PROSPECTUS
HORIZON BANCORPORATION, INC.
344,223 UNITS OF SHARES OF COMMON STOCK AND WARRANTS

We are offering 344,223 units, each consisting of one share of our common stock and one warrant to purchase one share of our common stock, to our shareholders through a rights offering. Each shareholder holding shares of our common stock as of 5:00 p.m. Eastern Standard Time on April 11, 2003 has the right to subscribe for one unit for each 3.333 shares of common stock beneficially owned by him or her. The subscription price per unit is $6.00. This price was determined based on factors such as the per share book value of shares of common stock as of December 31, 2002, the trading history of our common stock, our history of operational performance and our prospects for future earnings, and the prices of equity securities of comparable companies.

Each warrant represents a right to purchase in the next two years one share of common stock at a price of $7.00. After one year, we have the right to cancel the warrant unless the holder exercises the warrant within a thirty day notice period.

To the extent that all 344,223 units offered are not subscribed for, shareholders will be permitted to oversubscribe. The rights offering will be open for thirty days and will expire at 5:00 p.m. Eastern Standard Time on _________, 2003, but may be extended by us for another thirty days.

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The securities offered hereby are speculative and involve a high degree of risk. You should carefully read and consider our "Risk Factors" section beginning on page 5 before making an investment decision.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

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Our shares of common stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

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This table summarizes the minimum and maximum proceeds that we expect to receive from the offering.
	Per Unit	Total Minimum	Total Maximum
Price to public	$6.00	$1,000,000	$2,065,338
Fees and commissions	--	--	--
Net proceeds to the Company before expenses	$6.00	$1,000,000	$2,065,338

Subscribers' funds will be held in a noninterest bearing escrow account at the Bank until the closing of the offering.

The date of this Prospectus is April ___, 2003.

<end page>

Table of Contents
Summary Information	1
Risk Factors	5
Caution Regarding Forward-Looking Statements	9
The Offering	9
Use of Proceeds	10
Capitalization	10
Dilution	10
Market for Common Stock and Dividend Policy	13
Description of Business	14
Description of Property	39
Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Management	50
Executive Compensation	53
Security Ownership of Certain Beneficial Owners and Management	55
Description of Securities	57
Legal Matters	62
Experts	61
Available Information	62
Index to Financial Statements	F-i
Financial Statements	F-1 to F-25

Please read this prospectus carefully. It describes our business, our products and services and our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or units are sold.

Until ___________, 2003 (40 days after the date of this prospectus), all dealers effecting transactions in these securities may be required to deliver a prospectus, even if they do not participate in the offering. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[Inside Front Cover]

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SUMMARY INFORMATION

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. Therefore, you should carefully read this entire prospectus and other documents to which we refer herein before making a decision to invest in our units, including the risks discussed under the "Risk Factors" section and our financial statements and related notes.

Horizon Bancorporation, Inc.

We were incorporated in the State of Florida on May 27, 1998, and operate as a bank holding company owning all of the outstanding capital stock of Horizon Bank, a commercial bank chartered under the laws of Florida (the "Bank"). The Bank opened for business on October 25, 1999, and has since conducted a commercial banking business in its primary service area of Bradenton, Florida and the surrounding area of Manatee County. The Bank offers a full range of commercial banking services to individual, professional and business customers such as personal and business checking accounts, savings and other time certificates of deposit, travelers checks, credit cards, and night depository and bank-by-mail services.

The Offering
Securities Offered. . . . . . . . . . . . . . . . . . . . . . . . .

We will offer a minimum of 166,667 units and a maximum of 344,223 units to our shareholders of record as of the record date on the basis of one unit for each 3.333 shares of common stock then beneficially owned. Each unit consists of one share of our common stock and one warrant to purchase one share of common stock. The subscription price is $6.00 per unit. The warrant represents a right to purchase in the next two years one share of common stock at a price of $7.00. After one year, we have the right to cancel the warrant unless the holder exercises the warrant within a thirty day notice period.

Net Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . .

We will receive $1,000,000 if the minimum 166,667 units are sold and $2,166,669 if all of the 166,667 warrants are exercised, and we will receive $2,065,338 if the maximum 344,223 units are sold and $4,474,899 if all of the 344,223 warrants are exercised. These amounts will be reduced by the expenses of the offering which we estimate at $40,000.

<end page 1> Common Stock to be outstanding after the Offering. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

As of April 11, 2003 we had 1,147,410 shares of common stock outstanding. Assuming the sale of the maximum 344,223 units in the rights offering, we would have 1,491,633 shares of common stock outstanding. If all 344,223 warrants were to be exercised, we would have 1,835,856 shares of common stock outstanding. These numbers exclude 280,380 shares of common stock issuable upon the exercise of exercisable warrants and options as of December 31, 2002, with a weighted average exercise price of $5.57.

Record Date. . . . . . . . . . . . . . . . . . . . . . . . . . . .	April 11, 2003.
Transferability. . . . . . . . . . . . . . . . . . . . . . . . . . .	The rights to purchase the units are not transferable.
Minimum Subscription. . . . . . . . . . . . . . . . . . . . .	Unless you own on the record date less than 333 shares of common stock, you may subscribe to not less than 100 units.
Oversubscription Privilege. . . . . . . . . . . . . . . . . .

Shareholders who exercise their full subscription rights may oversubscribe for and purchase additional units. However, if total subscriptions exceed the maximum 344,223 units, the units not subscribed for by shareholders who did not exercise their full subscription rights will be allocated among the oversubscribers. This allocation will be based on the ratio that the number of shares of common stock owned by an oversubscriber on the record date bears to the number of shares owned by all of the oversubscribers on the record date.

Refunds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

If you are entitled to a refund of a portion of your subscription price because of an unfilled oversubscription, or for any other reason, refunds will be mailed to you, without interest, within ten business days after the offering ends.

Method of Exercising Rights. . . . . . . . . . . . . . . . .

Rights may be exercised by delivery to us at 900 53rd Avenue East, Bradenton, Florida

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34203, on or prior to the expiration date, of the subscription agreement accompanying this prospectus properly completed and with full payment for all units subscribed for (including any oversubscription) by certified check, bank draft, or money order payable to the order of "Horizon Bancorporation, Inc."

Plan of Distribution. . . . . . . . . . . . . . . . . . . . . . . .	The rights will be sold on a best efforts basis by our directors and officers who will not receive any commissions.
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .

We will use the proceeds of the offering as follows:

  To pay offering expenses;
  To repay the approximately $460,000 loan to Bankers Bank of Georgia, Inc.;
  To add capital to the Bank.

If the ultimate proceeds of the offering exceed $1,000,000, then we will add up to $500,000 of the excess to the capital of the Bank and retain the remainder, if any, for working capital of the Company.

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Summary Financial Data

You should read the summary financial data presented below in conjunction with our audited consolidated financial statements, including the related notes, and the section in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary financial data as of December 31, 2002 and 2001 is derived from our audited consolidated financial statements and related notes included in this prospectus. The summary financial data as of December 31, 2000 is derived solely from our audited consolidated financial statements and related notes included in this prospectus.

	Year ended December 31,
	2002	2001	2000
Income Statement Data:
Net interest income	2,473,420	1,252,352	736,262
Provision for loan losses	234,545	185,954	250,000
Non-interest income	252,580	200,738	47,895
Non-interest expense	2,367,844	1,897,955	1,231,146
Income taxes	--	--	--
Net income/(loss)	123,611	(630,859)	(696,989)
Net income/(loss) per share	.11	(.55)	(.61)
Balance Sheet Data:
Total assets	73,071,950	55,516,549
Total loans	55,908,210	28,304,656
Total investment securities	9,958,547	13,189,910
Total deposits	68,262,186	50,949,514
Shareholders' equity	4,261,243	4,061,869
Performance Ratios
Income/(Loss) on average assets	.18%	(1.56%)
Income/(Loss) on average equity	2.98%	(14.30%)
Net interest margin(1)	3.94%	3.45%
Asset Quality Ratios:(2)
Allowance to year-end loans	.89%	.94%
Nonperforming loans to total loans	1.05%	1.37%
Net charge-offs to total loans	.19%	.65%
Allowance to non-performing loans	85.30%	69.00%
Capital Ratios
Tier 1 risk-based capital	7.5%	9.5%
Total risk-based capital	8.4%	10.3%
Leverage capital ratio	5.8%	7.8%
Total equity to total assets	5.8%	7.3%

<end page 4>

  Net interest margin is net interest income divided by total average earning assets.

  Nonperforming loans consist of nonaccrual loans, restructured loans and loans past due 90 days or more, but still accruing interest.

Our Offices

Our principal executive offices are located at 900 53rd Avenue East, Bradenton, Florida 34203, and our telephone number is (941) 753-2265.

RISK FACTORS

You should carefully consider the risks described below, together with the other information contained in this prospectus, before purchasing units. The risks described below are not the only risks facing us. Additional risks and uncertainties, including those not presently known to us or that we currently consider immaterial, may also impair our business. If any of the following risks actually occur, our Company's business would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy the units.

Risks Related to Our Business

We have operated profitably only in the most recent fiscal year, the third full year of our existence, and may not be able to do so in the future, which would adversely affect your investment.

We have incurred operating losses of $696,989, or $0.61 per common share, and $630,859, or $0.55 per common share, in 2000 and 2001, respectively. In 2002, we reversed the trend and made an operating profit of $123,611, or $0.11 per share. We cannot assure you that we will be able to continue this trend in future years.

Our profitability and the value of your investment may suffer if we are unable to successfully maintain a profitable interest spread.

Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. The banking business in Manatee County, Florida, our market area, is highly competitive, with many financial institutions larger than us. If this competition forces us to offer aggressive deposit rates, our net interest spread could diminish. By the same token, as we expand our lending activities, competition from financial institutions with higher lending limits may force us to make loans to smaller borrowers who may have relatively less capacity to stay current with their interest payments in the event of an economic downturn. Out interest spread could, as a result, diminish. Moreover, changes in interest rates generally will also affect our operating performance and financial condition. We intend to try to minimize our exposure to interest rate risk, but will be unable to eliminate it. In other words, our net interest spread will also depend on many factors that are partly or entirely outside our control, including federal economic, monetary and fiscal policies, and economic conditions generally.

<end page 5>

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition and the value of our common stock.

During the last three years, we have experienced significant growth, and our business strategy calls for continued expansion. We intend to use the funds raised in this offering to support anticipated increases in our loans and deposits. Our ability to continue to grow depends, in part, upon our ability to:

  Open new branch offices;

  Attract deposits to those locations; and

  Identify loan and investment opportunities.

Our ability to manage growth successfully also will depend on whether we can maintain capital levels adequate to support our growth and maintain cost controls and asset quality. If we are unable to sustain our growth, our earnings could be adversely affected. If we grow too quickly, however, and are not able to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance.

We depend on the services of key personnel. We cannot be certain that we will be able to retain such personnel or hire replacements, and a loss of any of those personnel could disrupt our operations and result in reduced earnings.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in large part by the relationships maintained with our customers by our President and Chief Executive Officer, Charles S. Conoley, and other executives. We have entered into employment agreements with Mr. Conoley and two other officers, but the existence of such agreements does not assure that we will be able to retain their services. The unexpected loss of services of Mr. Conoley or other key employees could have a material adverse effect on our operations and possibly result in reduced revenues and earnings. See "Executive Compensation."

We may be unable to provide new financial products and services demanded by our customers, which could negatively affect our growth and profitability.

As the banking industry changes, our success will depend upon our ability to offer new products and provide new financial services that meet changing customer requirements. We cannot assure you that we can successfully develop and bring new products and services to the market in a timely manner.

Our allowance for loan losses could become inadequate; this would adversely affect our results of operations.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio,

<end page 6>

the collateral supporting the loans and performance of our customers relative to their financial obligations with us. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Our business is dependent on technology and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our profitability and the value of your investment depend on economic conditions in our market area.

Our success is also dependent to a large extent upon the general economic conditions in our market. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and performance.

Our profitability and the value of your investment may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to supervision by several governmental regulatory agencies at the federal and state levels. These regulations, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Although these regulations impose costs upon us, they are intended to protect depositors and you should not assume that they protect your interests as a shareholder. See "Government Supervision and Regulation."

The Gramm-Leach-Bliley Act of 1999 covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of the Act's provisions, which affect many banks, require bank regulatory agencies to adopt regulations to implement the Act. While these agencies have adopted these regulations, it is not possible to predict at this time the ultimate effect that the Act

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will specifically have on us and our current and proposed operations and business strategies. An assessment of the Act's ultimate impact on us must await completion of the implementation of the regulatory process, and it is possible that final regulations, when adopted, could adversely affect our current or proposed business and profitability.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could negatively affect our performance and the value of our common stock.

Our business strategy calls for continued growth. We anticipate that we will support this growth through additional deposits at new branch locations and investment opportunities. If we are able to sell the minimum number of units in this offering, we do not presently anticipate having to raise additional capital during the next 12 months, and selling the maximum number of units should give us significant capital for 18 months. Also, depending on how many of the warrants are exercised in the next two years, we may not need to raise additional capital for an additional 12 months. However, it is possible that we may still need to raise additional capital to support growth through, for example, acquisitions. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We cannot make any assurance that additional capital would be available on terms satisfactory to us. If we are unable to raise additional capital we may be forced to limit our growth strategy.

Risks Related to the Securities Markets and Ownership of Shares of Our Common Stock

We expect a limited trading market for our common shares; it may be difficult to sell our shares after you have purchased them.

The limited number of outstanding common shares, our lack of earnings history and the absence of dividends on our common shares in the foreseeable future is likely to impede the development of an active and liquid market for them. You should carefully consider the lack of liquidity of your investment in the common shares when making your investment decision.

Because we have no plans to pay cash dividends for at least the next two years, you would be able to recognize a return on your investment only through selling your common shares.

We do not expect to pay dividends on our common shares for at least for the next two years. Moreover the directors are not required to declare dividends, and applicable banking laws restrict the payment of dividends. You should not purchase common shares if you are depending upon dividend income from this investment.

We may in the future issue additional stock, any or all of which will dilute your percentage ownership and, possibly, the value of your shares.

The issuance of any new common or preferred shares for whatever purpose would cause dilution in your percentage ownership, and the issuance of any new common or preferred shares could cause dilution in the value of your shares. The board of directors may issue common shares up to the authorized maximum of 25,000,000 shares and preferred shares up to the

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authorized maximum of 1,000,000 shares without prior shareholder approval and without allowing the shareholders the right to purchase their pro rata portion of such shares.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this prospectus constitute forward-looking statements. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The most significant of these risks, uncertainties and factors are discussed in "Risk Factors," beginning on page 5 of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

THE OFFERING

Terms of the Offering

General. We are offering a minimum of 166,667 units and a maximum of 344,223 units at a price of $6.00 per unit to our shareholders, for an aggregate minimum price of $1,000,000 and an aggregate maximum price of $2,065,338. Each unit consists of one share of our common stock and one warrant to purchase one share of our common stock for $7.00. Shareholders of record holding shares of our common stock as of 5:00 p.m. Eastern Standard Time on April 11, 2003, may buy one unit for each 3.333 shares of common stock beneficially owned by them on that date. Unless you own on the record date less than 333 shares of common stock, you may subscribe to not less than 100 units.

Oversubscription. You may oversubscribe for units in the offering. If the total subscriptions exceed the maximum 344,223 units, any units not subscribed for by shareholders who did not exercise their full subscription rights will be allocated to those shareholders who have elected to oversubscribe. This allocation will be based upon the ratio that the number of shares of common stock owned by the oversubscriber on the record date bears to the number of shares of common stock owned by all of the oversubscribors on the record date. If you are entitled to a refund of a portion of your subscription price because of an oversubscription, or for any other reason, you will be mailed the refund, without interest, within ten business days after the offering ends.

Offering Period. The offering period will end when all of the units are sold, or at 5:00 p.m. Eastern Standard Time on the thirtieth day from the date of this prospectus, i.e.,

<end page 9>

on ______________, 2003, whichever occurs first; provided, however, that the Company may extend the offering for another thirty days, i.e., until _____________, 2003, in its sole discretion. We also reserve the right to end the offering at any time after 166,667 units have been subscribed for, if it determines that the total amount of subscriptions will provide adequate capitalization for the Company and for the Bank after payment of expenses. We will promptly notify subscribers of any changes regarding the offering period.

Subscription Agreement. As indicated below in the section entitled "How to Subscribe," each prospective investor should complete and return a subscription agreement along with a check in the amount of $6.00 times the total number of units for which he or she wishes to subscribe. Upon receipt by us, the subscription agreement will become binding and irrevocable.

Company Discretion. We reserve the right to accept or reject any subscription, in whole or in part, on or before the expiration date, at our sole discretion. We will notify all subscribers within ten business days after the expiration date of the offering whether their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will also return the unaccepted portion of the subscription funds, without interest.

Escrow. Subscribers' funds will be held in a separate noninterest bearing escrow account at the Bank until the end of the offering.

How to Subscribe. Each prospective investor who desires to purchase units should do the following:

    Complete, date and sign the subscription agreement that accompanies this prospectus.

    Make a check payable to "Horizon Bancorporation, Inc." in an amount equal to the subscription price of $6.00 times the total number of units subscribed for.

    Return the completed subscription agreement by hand delivery or first class mail to:

Horizon Bancorporation, Inc.
Attn.: Ms. Bernice Englund
900 53rd Avenue East
Bradenton, Florida 34203

If you have any questions about the offering or how to subscribe, please call Bernice Englund at (941) 753-2256.

Certain United States Federal Income Tax Consequences Respecting the Rights

The following summary describes certain United States Federal income tax considerations affecting shareholders receiving rights. This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of Federal taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the Federal tax laws (for example, dealers in securities, life

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insurance companies, tax-exempt organizations and foreign persons), nor does it discuss any aspect of state, local or foreign tax laws. SHAREHOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR INDIVIDUAL TAX SITUATIONS AND THE TAX CONSEQUENCES OF THE RIGHTS OFFERING UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

The Distribution of the Rights. When the Company distributes the nontransferable rights to buy units to its shareholders, the value of such right is not includable in the gross income of the shareholders by virtue of Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code").

A Shareholder's Tax Basis in the Rights. As a general rule, under Section 307(a) of the Code, if a shareholder of a corporation receives rights to acquire its stock, in a distribution to which Section 305(a) of the Code applies, then, if such rights are exercised or sold, the basis of the stock with respect to which the rights were distributed (the "old stock"), and the basis in the rights, respectively, is determined by an allocation between the old stock and the rights, pro rata according to their respective fair market values. We note that the rights to be issued by us are nontransferable, and thus cannot be sold. Section 307(b) of the Code provides an exception to this general rule when the fair market value of the rights at the time of the distribution is less than fifteen percent (15%) of the fair market value of the old stock at the time of the distribution. In such cases no allocation is required and the tax basis of the rights is zero, unless the shareholder elects to determine the tax basis of the old stock and the rights. The election, if made by a shareholder, must be made with respect to all the rights received by him or her in a particular distribution and with respect to all of the stock of the same class owned by him in the corporation at the time of the distribution. If the old stock was acquired at different times and for different prices, and the shareholder can identify each separate lot, then the basis of each lot of old stock can be used separately in the allocation. If the shareholder cannot identify each lot, then the shareholder must use the first-in first-out tracing approach; use of the average cost of all lots for basis is not permitted. Based on the current market price of our common stock, we believe that a shareholder will not be required to allocate any tax basis of the old stock to the rights. However, since this determination can be affected by the market price of the stock on the date of the rights distribution, shareholders should consult their own tax advisors with respect to this issue. If a shareholder allows the rights to lapse, he or she realizes neither gain nor loss, and any basis previously allocated to the rights will revert to the underlying shares.

Exercise of Rights. A holder of rights will not recognize gain or loss upon the exercise of the rights. A holder of rights who purchases units upon such exercise will acquire a basis in the shares of common stock equal to the subscription price plus any basis previously allocated to the rights and will acquire a basis of zero in the warrants. The holding period of shares of common stock received on exercise of the rights will begin on the date of exercise. For information concerning certain United States federal income tax considerations to holders of units acquired through the exercise of rights, see "Description Of Securities - Certain United States Federal Income Tax Consequences Respecting the Units."

<end page 11>

USE OF PROCEEDS

We anticipate that the total proceeds of our rights offering will be a minimum of $1,000,000 and a maximum of $2,065,338. The following table summarizes the anticipated use of the proceeds by us based on the sale of the minimum and maximum number of units being offered by this prospectus. These figures are estimates based on information currently available. Accordingly, actual results may vary.

	Minimum Offering	Maximum Offering
Net offering proceeds	$1,000,000	$2,065,338
Anticipated use of proceeds by the Company:
Offering expenses	40,000	40,000
To pay off loan to Bankers Bank of Georgia, Inc.	460,000	460,000
To make an equity investment in the Bank	500,000	1,000,000
Working capital for the Company	______0	565,338
Total	$1,000,000	$2,065,338

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002. This table should be read with our audited consolidated financial statements, including the related notes, included in this prospectus.

Shareholder's Equity	December 31, 2002
Common stock, $.01 par value	$11,474
Additional paid-in capital	5,999,596
Retained deficit	(1,782,633)
Accumulated other comprehensive income	$32,806
Total Shareholder's Equity	$4,261,243

DILUTION

As of December 31, 2002, we had a net tangible book value of approximately $4,168,101, or $3.63 per share of common stock. Net tangible book value per common share represents the amount of our shareholder's equity, less intangible assets, divided by the number of shares of common stock that are outstanding. Dilution per share to the subscribers in the offering represents the difference between the amount per share that these investors paid and the pro forma net tangible book value per share of common stock immediately after completion of the offering.

After giving effect to the sale by us of all 344,223 units in the offering at a price of $6.00 per unit, deducting estimated offering expenses, and giving effect to the application of the estimated net proceeds described in the section of this prospectus entitled "Use of Proceeds," our pro forma net tangible book value would have been approximately $6,193,439, or $4.15 per

<end page 12>

share. This represents an immediate increase in net tangible book value of $.52 per share to existing shareholders and an immediate dilution of $1.85 per share to shareholders acquiring units in the rights offering.

The following table illustrate the per share dilution assuming that we sell the minimum number and the maximum number of the units that we are offering.

	Minimum	Maximum
Net tangible book value per share at December 31, 2002	$3.63	$3.63
Increase per share attributable to rights offering	$.27	$.52
Pro forma net tangible book value per share after the offering	$3.90	$4.15
Dilution per share to investors in the rights offering	$2.10	$1.85
Dilution as a percentage of offering price of the received in the rights offering	35.0%	30.8%

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Our Amended and Restated Articles of Incorporation authorize us to issue up to 25,000,000 shares of common stock and up to 1,000,000 shares of preferred stock. As of March 24, 2003, 1,147,410 shares of common stock were issued and outstanding to 700 holders of record.

There is no established public trading market in our common stock. We are aware, however, of several isolated private sales to directors that occurred in December 2002 at a price of $6.00 per share.

We have not declared or distributed any cash dividends to the holders of our common stock, and it is not likely that we will declare any cash dividends on our common stock at least for the next two years. Generally, our board of directors intends to follow a policy of retaining earnings to provide funds to operate and expand our business. Our future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions.

Our ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to us. As a Florida state bank and a member bank of the Federal Reserve, the Bank is subject to legal limitations on the amount of dividends it is permitted to pay. For additional information on these limitations, see "Description of Business - Supervision and Regulation of the Bank - Payment of Dividends."

<end page 13>

DESCRIPTION OF BUSINESS

Business Development

The Company was incorporated in the State of Florida on May 27, 1998, under the name of Manasota Group, Inc., for the purpose of becoming a bank holding company owning all of the outstanding capital stock of the Bank. In anticipation of the filing for regulatory approval for the Bank, the Company amended its Articles of Incorporation on October 2, 1998, changing its name to Horizon Bancorporation, Inc., authorizing additional capital stock and adopting anti-takeover provisions typical of a bank holding company for a community bank. All of the regulatory approvals necessary for the operation of the Company and the Bank were granted as of October 25, 1999.

We began our initial public offering of the common stock at $5.50 per share on February 9, 1999, and completed its minimum offering of 1,023,638 shares on October 13, 1999. Of the total proceeds of $5,630,009, we used $5,280,000 to capitalize the Bank, which opened for business on October 25, 1999. We raised an additional $673,414.50 as of December 31, 1999, when the offering closed, with a total of 1,146,077 shares of common stock sold for the aggregate amount of $6,303,423.50.

In August 2000, the Company and the Bank moved into the new building constructed on the site previously purchased for a permanent facility for the Bank. Construction of the facility began in February 2000, and was completed in August 2000. The new facility consists of a one-story building with approximately 5,000 square feet of interior space, with four interior teller windows, four exterior drive-through teller stations and 36 parking spaces. The interior includes executive offices, work stations for support staff and safe deposit box storage areas. The total cost of construction, landscaping, furniture and equipment was approximately $1.7 million.

On June 25, 2001, the Bank opened a new branch facility located at 2102 59th Street West, Bradenton, Florida (the "Blake Hospital Branch"). The Blake Hospital Branch was built by a Florida limited liability partnership composed of four of our directors and a relative of one of our directors. The Bank is leasing 3,812 square feet of the facility from the partnership on a ten year lease, at rate of $23.50/square foot, with 3% annual increases and two five-year options.

Services Offered by the Bank

Our sole subsidiary, the Bank, conducts a commercial banking business in its primary service area of Bradenton, Florida and the surrounding area of Manatee County. The Bank offers a full range of commercial banking services to individual, professional and business customers in its primary service area. These services include personal and business checking accounts and savings and other time certificates of deposit. The transaction accounts and time certificates are at rates competitive with those offered in the primary service area. Customer deposits with the Bank are insured to the maximum extent provided by law through the FDIC. The Bank issues credit cards and acts as a merchant depository for cardholder drafts under both Visa and MasterCard. It offers night depository and bank-by-mail services and sells travelers checks issued by an independent entity and cashiers checks. The Bank does not offer trust and

<end page 14>

fiduciary services presently and will rely on trust and fiduciary services offered by correspondent banks until it determines that it is profitable to offer these services directly.

Lending Activities. The Bank seeks to attract deposits from the general public and uses those deposits, together with borrowings and other sources of funds, to originate and purchase loans. It offers a full range of short and medium-term commercial, consumer and real estate loans. The Bank attempts to react to prevailing market conditions and demands in its lending activities, while avoiding excessive concentrations of any particular loan category. The Bank has a loan approval process that provides for various levels of officer lending authority. When a loan amount exceeds an officer's lending authority, it is transferred to an officer with a higher limit, with ultimate lending authority resting with the Loan Committee of the Board of Directors.

The risk of nonpayment of loans is inherent in making all loans. However, management carefully evaluates all loan applicants and attempts to minimize its credit risk exposure by use of thorough loan application and approval procedures that are established for each category of loan prior to beginning operation. In determining whether to make a loan, the Bank considers the borrower's credit history, analyzes the borrower's income and ability to service the loan and evaluates the need for collateral to secure recovery in the event of default.

Under Florida law, the Bank is limited in the amount it can loan to a single borrower to no more than 15% of its statutory capital base, unless a loan that is greater than 15% of the statutory capital base is approved by the Board of Directors and unless the entire amount of the loan is secured. In no event, however, may the loan be greater than 25% of a bank's statutory capital base. The Bank's legal lending limit under Florida law for one borrower, based upon its initial statutory capital base, is approximately $699,000 for unsecured loans and $1,165,000 for fully secured loans.

The Bank maintains an allowance for loan losses based upon management's assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and based upon a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

Commercial Loans. Commercial lending activities are directed principally toward businesses whose demand for funds will fall within the Bank's anticipated lending limit. These businesses include small to medium-size professional firms, retail and wholesale businesses, light industry and manufacturing concerns operating in and around the primary service area. The types of loans provided include principally term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Repayment of these loans is dependent upon the financial success of the business borrower. Personal guarantees are obtained from the principals of business borrowers and/or third parties to further support the borrower's ability to service the debt and reduce the risk of nonpayment.

Real Estate Loans. Real estate lending is oriented toward short-term interim loans and construction loans. The Bank originates a limited number of variable-rate residential and other mortgage loans for its own account and both variable and fixed-rate residential mortgage loans

<end page 15>

for resale. The residential loans are secured by first mortgages on one-to-four family residences in the primary service area. Loans secured by second mortgages on a borrower's residence are also made.

Consumer Loans. Consumer lending is made on a secured or unsecured basis and is oriented primarily to the requirements of the Bank's customers, with an emphasis on automobile financing, home improvements, debt consolidation and other personal needs. Consumer loans generally involve more risk than first mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal due to damage to the collateral or other loss of value while the remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance is dependent upon the borrower's continued financial stability and are, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Various Federal and state laws, including Federal and state bankruptcy and insolvency laws, also limit the amount that can be recovered.

Asset and Liability Management. The primary assets of the Bank consist of its loan portfolio and investment accounts. Consistent with the requirements of prudent banking necessary to maintain liquidity, the Bank seeks to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. The Bank seeks to invest the largest portion of its assets in commercial, consumer and real estate loans. Generally, loans are limited to less than 85% of deposits and capital funds; however, this ratio may be exceeded in the initial period of operation. The Bank's investment account consists primarily of marketable securities of the United States government, Federal agencies and state and municipal governments, generally with varied maturities.

The Bank's investment policy provides for a portfolio divided among issues purchased to meet one or more of the following objectives:

  to complement strategies developed in assets/liquidity management, including desired liquidity levels;

  to maximize after-tax income from funds not needed for day-to-day operations and loan demand; and

  to provide collateral necessary for acceptance of public funds.

This policy allows the Bank to deal with seasonal deposit fluctuations and to provide for basic liquidity consistent with loan demand and, when possible, to match maturities with anticipated liquidity demands. Longer term securities are sometimes selected for a combination of yield and exemption from Federal income taxation when appropriate. Deposit accounts represent the majority of the liabilities of the Bank. These include savings accounts, transaction accounts and time deposits.

The Bank derives its income principally from interest charged on loans and, to a lesser extent, from interest earned on investments, fees received in connection with the origination of loans and miscellaneous fees and service charges. Its principal expenses are interest expense on deposits and operating expenses. The funds for these activities are provided principally by

<end page 16>

operating revenues, deposit growth, purchase of Federal funds from other banks, repayment of outstanding loans and sale of loans and investment securities.

Market Area and Competition

The Bank's primary service area is Bradenton, Florida and the surrounding area of Manatee County. Manatee County is situated in the Tampa Bay region, south of Tampa and north of Sarasota. Bradenton is the county's largest city and the county seat. The primary service area from which the Bank draws 75% of its business is defined as the 29 census tracts bounded on the north by the Manatee River, on the south by the Manatee County line, on the east by the Braden River/38th Street and on the West by Sarasota Bay/Palma Sola Bay. The current population of Manatee County is estimated at 271,000 and the median age is estimated at 42.

Service and retail industries employ approximately 59% of the workforce in Manatee County. In 2001, Manatee County had an estimated average household income of $36,629.

The Bank has substantial competition for accounts, commercial, consumer and real estate loans and for the provision of other services in the primary service area. The leading factors in competing for bank accounts are interest rates, the range of financial services offered, convenience of office locations and flexible office hours. Direct competition for bank accounts comes from other commercial banks, savings institutions, credit unions, brokerage firms and money market funds. The leading factors in competing for loans are interest rates, loan origination fees and the range of lending services offered. Competition for origination of loans normally comes from other commercial banks, savings institutions, credit unions and mortgage banking firms. These entities may have competitive advantages as a result of greater resources and higher lending limits by virtue of their greater capitalization. These competitors also may offer their customers certain services that the Bank does not provide directly but might offer indirectly through correspondent institutions.

As of June 30, 2002, there were 21 commercial banks, savings banks and savings and loan institutions, including the Bank, operating in the primary service area. Their 89 branches had combined deposits of approximately $3.5 billion.

Distribution of Assets, Liabilities and Shareholder's Equity; Interest Rates and Interest Differential

The following is a presentation of the average consolidated balance sheet of the Company for the year ended December 31, 2002. This presentation includes all major categories of interest-earning assets and interest-bearing liabilities (in thousands):

AVERAGE CONSOLIDATED ASSETS
Year Ended December 31, 2002		Year Ended December 31, 2001
Cash and due from banks	$3,518	$2,028
Taxable securities <end page 17> Federal funds sold Net Loans Total earning assets Other assets Total assets	$12,221 1,302 49,233 $62,756 2,802 $69,076	$7,831 2,569 25,908 $36,308 2,152 $40,488
AVERAGE CONSOLIDATED LIABILITIES AND STOCKHOLDERS' EQUITY
	Year Ended December 31, 2002	Year Ended December 31, 2001
Non interest bearing-deposits NOW and money market deposits Savings Deposits Time Deposits Borrowings Other liabilities	$ 5,918 13,765 3,094 41,103 954 _____80	$ 3,835 6,965 966 23,883 305 _____121
Total liabilities	$64,914	$ 36,075
Common Stock Paid-in Capital Retained (deficit)	$ 11 5,995 (1,844)	11 5,992 (1,590)
Total stockholders' equity Total liabilities and stockholders' equity	$ 4,162 $ 69,076	$ 4,413 $ 40,488

The following is a presentation of an analysis of the net interest earnings of the Company for the period indicated with respect to each major category of interest-earning asset and each major category of interest-bearing liability. The Yield/Rate was computed on a tax equivalent basis. (dollars in thousands)

	Year Ended December 31, 2002
Assets	Average Amount	Interest	Average Yield/ Rate
Taxable securities Federal funds sold Net loans	12,221 1,302 49,233	680 20 3,803	5.56% 1.54% 7.72%
Total earning assets	62.756	4,503	7.18%
Liabilities
NOW and money market deposits <end page 18> Savings deposits Time deposits Borrowings	13,765 3,094 41,103 ___954	242 67 1,694 ___27	1.76% 2.17% 4.12% 2.83%
Total interest bearing liabilities	58,916	2,030	3.45%
Interest spread	3.73%
Net interest income		2,473
Net yield on interest earning assets			3.94%
	Year Ended December 31, 2001
Assets	Average Amount	Interest	Average Yield/ Rate
Taxable securities Federal funds sold Net loans	$7,831 2,569 25,908	486 93 2,325	6.21% 3.62% 8.97%
Total earning assets	$36,308	$2,904	8.00%
Liabilities
NOW and money market deposits Savings deposits Time deposits Borrowings	$ 6,965 966 23,883 305	$ 211 28 1,398 15	3.03% 2.90% 5.85% 4.92%
Total interest bearing liabilities	$32,119	$1,652	5.14%
Interest spread	2.86%
Net interest income		$1,252
Net yield on interest earning assets			3.45%

Rate/Volume Analysis of Net Interest Income

The effect on interest income, interest expenses and net interest income during the periods indicated of changes in average balance and rate from the corresponding prior period is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in the average balance in the later period. Changes resulting from average balance/rate variances are included in changes resulting from

<end page 19>

rate. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate.

	Year Ended December 31, 2002 Compared with Year Ended December 31, 2001
	Increase (decrease) due to:
Interest earned on:	Volume	Rate	Total
Taxable securities Federal funds sold Net loans	239 (34) 1,749	(45) (39) (271)	194 (73) 1,478
Total Interest Income	1,954	(355)	1,599
Interest paid on:
NOW deposits and money market deposits Savings deposits Time deposits Other borrowings	54 44 502 15	(23) (5) (206) (3)	31 39 296 12
<end page 20> Total interest Expense	615	(237)	378
Change in net interest income	1,339	(118)	1,221
	Year Ended December 31, 2001 Compared with Year Ended December 31, 2000
	Increase (decrease) due to:
Interest earned on:	Volume	Rate	Total
Taxable securities Federal funds sold Net loans	$310 199 1,407	$(30) (225) (97)	$280 (26) 1,310
Total Interest Income	$1,916	$(352)	$1,564
Interest paid on:
NOW deposits and money market deposits Savings deposits Time deposits Other borrowings	$127 21 958 15	$(18) (1) (54) - -	$109 20 904 15
Total interest Expense	$1,121	$(73)	$1,048
Change in net interest income	$795	$(279)	$516

Deposits Analysis

The Bank offers a full range of interest-bearing and non-interest bearing accounts, including commercial and retail checking accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area. Customers are obtained through personal solicitation, direct mail solicitation and advertisements published in the local media.

The Bank pays competitive interest rates on time and savings deposits up to the maximum permitted by law or regulation. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

The following table presents, for the periods indicated, the average amount of and average rate paid on each of the indicated deposit categories (dollars in thousands):

Year Ended December 31, 2002
Deposit Category	Average Amount	Average Rate Paid
Non interest bearing demand deposits NOW and money market deposits Savings deposits Time deposits Total	$ 5,918 13,765 3,094 41,103 $63,880	N/A 1.76% 2.17% 4.12% 3.14%
Time Certificates of Deposit with balance of $100,000 and above.
3 months or less 3-6 months 6-12 months over twelve months Total	$ 1,538,411 1,311,090 1,252,718 3,098,864 $7,201,083
<end page 21>	Year Ended December 31, 2001
Deposit Category	Average Amount	Average Rate Paid
Non interest bearing demand deposits NOW and money market deposits Savings deposits Time deposits	$3,835 6,965 966 23,883 $35,649	N/A 3.03% 2.90% 5.85% 4.59%
Time Certificates of Deposit with balance of $100,000 and above.
3 months or less 3-6 months 6-12 months over twelve months Total	$ 1,322,110 770,023 1,429,501 1,575,061 $5,096,695

Loan Portfolio Analysis

The Bank engages in a full complement of lending activities, including commercial, consumer installment and real estate loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within the Company's legal lending limits and which are potential deposit customers of the Bank. These loans include loans obtained for a variety of business purposes, and are made to individual, partnership or corporate borrowers. The Bank places particular emphasis on loans to small and medium-sized businesses.

The Bank's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, including automobile loans and pre-approved lines of credit to individuals. This category of loans includes lines of credit and term loans secured by second mortgages on residences for a variety of purposes, including home improvements, education and other personal expenditures.

The Bank's real estate loans consist of residential and commercial first and second mortgages.

The following table presents various categories of loans contained in the Bank's loan portfolio as of December 31, 2002 and the total amount of all loans for such period (in thousands):

Type of Loan	As of December 31
Domestic	2002	2001
Commercial, financial and agricultural <end page 22> Real estate-construction Real estate mortgage Installment and other loans to individuals	$39,186 171 10,380 6,676	$26,971 2,960 5,275 3,464
Subtotal	$56,413	$38,670
Allowance for loan losses	(505)	(365)
Total (net of allowance)	$55,908	$38,305

The following is a presentation of an analysis of maturities of loans as of December 31, 2002 (in thousands):

Type of Loan	Due in 1 Year or Less	Due in 1 To 5 Years	Due After 5 Years	Total
Commercial, financial and agricultural Real estate-construction	$14,596 171	$20,606 - -	$3,974 - -	$39,186 171
Total	$14,767	$20,616	$3,974	$39,357

Experience of the Bank has shown that some receivables will be paid prior to contractual maturity and others will be converted, extended or renewed. Therefore, the tabulation of contractual payments should not be regarded as a forecast of future cash collections.

The following is a presentation of an analysis of sensitivity of loans, excluding installment and other loans to individuals, to changes in interest rates as of December 31, 2002 (in thousands):

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
Fixed rate loans Variable rate loans	$ 3,502 11,265	$ 4,317 16,299	$ 1,869 2,105	$ 9,688 29,669
Total	$14,767	$20,616	$3,974	$39,357

The following table presents information regarding non-accrual, past due and restructured loans as of December 31, 2002 and 2001 (dollars in thousands):

As of December 31,
	2002	2001
Loans accounted for on a non-accrual basis:
Number: Amount:	four $143	five $84
<end page 23> Accruing loans which are contractually past due 90 days or more as to principal and interest payments:
Number: Amount:	five $449	none $0
Loans which were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower:
Number: Amount:	none $0	two $445
Loans now current but for which there are serious doubts as to the borrower's ability to comply with existing terms:
Number: Amount:	four $1,341	four $551

As of December 31, 2002, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed in the above table, which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Loans are classified as non-accruing when the probability of collection of either principal or interest becomes doubtful. The balance classified as non-accruing represents the net realizable value of the account, which is the most realistic estimate of the amount the Company expects to collect in final settlement. If the account balance exceeds the estimated net realizable value, the excess is written off at the time this determination is made.

At December 31, 2002, four loans with an aggregate balance of $143,411 were not accruing interest. There are no other loans which are not disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Summary of Loan Loss Experience

An analysis of the Company's loss experience is furnished in the following table for the years ended December 31, 2002 and 2001, as well as a breakdown of the allowance for possible loan losses (dollars in thousands):

<end page 24>

	Year Ended December 31
	2002	2001
Balance at beginning of period Charge-offs (commercial loans) Charge-offs (consumer loans) Recoveries Provision charged to Operations	$365 (91) (4) - - 235	$350 (171) - - - - 186
Balance at end of period	$505	$365
Ratio of allowance for loan losses to total loans outstanding during the period	.89%	.94%
Net charge-offs to average loans	.19%	.65%

As of December 31, 2002, the allowance for possible losses was allocated as follows (dollars in thousands):

Loans	Amount	Percent of Loan in Each Category to Total
Commercial, financial and agricultural Real estate-Construction Real estate-Mortgage Installment and other loans to individuals Unallocated	$369 3 70 58 _______5	69.5% ..3% 18.4% 11.8% ______- -
Total	$505	100.0%
As of December 31, 2001, the allowance for possible losses was allocated as follows (dollars in thousands):
Loans	Amount	Percent of Loan in Each Category to Total
Commercial, financial and agricultural Real estate-Construction Real estate-Mortgage Installment and other loans to individuals Unallocated	266 35 26 33 5	69.7% 7.7% 13.6% 9.0% - -%
Total	$365	100.0%

<end page 25>

Loan Loss Reserve

In considering the adequacy of our allowance for possible loan losses, management has focused on the fact that as of December 31, 2002, 69.5% of outstanding loans were in the category of commercial and financial agricultural loans. Management generally regards these loans as riskier than other categories of loans in the Company's loan portfolio. However, 94.0% of the outstanding loans in this category at December 31, 2002, were made on a secured basis, such collateral consisting primarily of improved farmland real estate and equipment. Management believes that the secured condition of the preponderant portion of its commercial, financial and agricultural loan portfolio greatly reduces any risk of loss inherently present in these loans.

Our consumer loan portfolio is also secured. At December 31, 2002, the majority of our consumer loans were secured by collateral primarily consisting of automobiles, boats and second mortgages on real estate. Management believes that these loans involve less risk than other categories of loans.

Real estate mortgage loans constitute 18.4% of outstanding loans. Management considers these loans to have minimal risk due to the fact that these loans represent conventional residential real estate mortgages where the amount of the original loan does not exceed 80% of the appraised value of the collateral. In addition, loans secured by commercial real estate are generally well-collateralized.

The allowance for loan losses reflects an amount which, in management's judgment, is adequate to provide for potential loan losses. Management's determination of the proper level of the allowance for loan losses is based on the ongoing analysis of the credit quality and loss potential of the portfolio, actual loan loss experience relative to the size and characteristics of the portfolio, changes in composition and risk characteristics of the portfolio and anticipated impacts of national and regional economic policies and conditions. Senior management and the Board of Directors of the Bank review the adequacy of the allowance for loan losses on a monthly basis.

Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

Investments

As of December 31, 2002, the securities portfolio comprised approximately 13.6% of our assets, while loans comprised approximately 76.5% of our assets. The Bank invests primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. In addition, the Bank enters into Federal Funds transactions with its principal correspondent banks, and acts as a net seller of such funds. The sale of Federal Funds amounts to a short-term loan from the Bank to another bank.

<end page 26>

The following table presents, for the years ended December 31, 2002 and 2001, the approximate market value of the Company's investments, classified by category and by whether they are considered available-for-sale or held-to-maturity (in thousands):

Investment Category	December 31
	2002	2001
Available-for-Sale:
SBA Pool U. S. Treasury Bonds U.S. Agency Bonds Collateralized mortgage obligations Mortgage-backed securities Corporate bond Trust Preferred Securities Equity securities Total Securities	$ 520 - - 502 3,697 367 1,000 3,500 373 $9,959	$ - - 755 - - 9,656 467 1,000 1,000 312 $13,190

The following table indicates, for the year ended December 31, 2002, the amount of investments, appropriately classified, due in (i) one year or less, (ii) one to five years, (iii) five to ten years, and (iv) over ten years (dollars in thousands):

Investment Category
Available-for-Sale:	Amount	Average Weighted Yield
Other Securities after 10 years	$373	5.53%
Obligations of U.S. Agency after 10 years	502	4.75%
Collateralized Mortgage Obligations after 10 years	3,697	5.21%
SBA Pool after one through five years	520	4.90%
Mortgage-backed securities after 10 years	367	6.05%
Corporate bond after 10 years	1,000	5.29%
<end page 27> Trust Preferred Securities after 10 years	3,500	5.25%
Total	$9,959	5.24%

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for the year ended December 31, 2002 and 2001 are as follows:

	2002	2001
Return on average assets Return on average equity Equity to assets ratio Dividend payout ratio	.18% 2.98% 6.03% - -%	(1.56)% (14.30)% 10.90% - -%

Asset/Liability Management

The Bank seeks to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan investment, borrowing and capital policies. Certain of its officers are responsible for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix, stability and leverage of all sources of funds while adhering to prudent banking practices. It is the overall philosophy of management to support asset growth primarily through growth of core deposits of all categories made by individuals, partnerships and corporations. The management of the Bank seeks to invest the largest portion of their assets in commercial, consumer and real estate loans.

The asset/liability mix of the Bank is monitored on a daily basis by its management. A monthly report reflecting interest-sensitive assets and interest-sensitive liabilities is prepared and presented to its Board of Directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on their respective earnings.

Employees

As of March 19, 2003, the Bank employed 28 full-time equivalent employees. Management of the Bank believes that its employee relations are good. There are no collective bargaining agreements covering any of the Bank's employees.

Supervision and Regulation

General. Both the Company and the Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws are generally intended to protect depositors and not shareholders. Our ability to achieve profitability and to grow could be adversely affected by state and federal banking laws and regulations that limit the manner in which we make loans, purchase securities and pay dividends. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. Future legislation

<end page 28>

or government policy may also adversely affect the banking industry or our operations. In particular, various provisions of the Gramm-Leach-Bliley Act, which took effect on March 11, 2000, eliminate many of the federal and state law barriers to affiliations among banks and securities firms, insurance companies and other financial services providers.

Under the Gramm-Leach-Bliley Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is: (1) financial in nature; (2) incidental to any such financial activity; or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Gramm-Leach-Bliley Act makes significant changes in United States banking law, principally by repealing restrictive provisions of the 1933 Glass-Steagall Act. The Gramm-Leach-Bliley Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve under Section 4(c)(8) of the Bank Holding Company Act. The Gramm-Leach-Bliley Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act. It is impossible to predict what effect the Gramm-Leach-Bliley Act will have on the Company or the Bank.

Supervision and Regulation of the Company. As a bank holding company under the federal Bank Holding Company Act of 1956, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

Acquisition of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

    acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank's voting shares;

    acquiring all or substantially all of the assets of any bank; or

    merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be

<end page 29>

served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources generally focuses on capital adequacy.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

    the bank holding company has registered securities under Section 12 of the Securities Exchange Act; or

    no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Permitted Activities. Generally, bank holding companies are prohibited under the Bank Holding Company Act, from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in any activity other than:

    banking or managing or controlling banks; and

    an activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

    factoring accounts receivable;

    making, acquiring, brokering or servicing loans and usual related activities;

    leasing personal or real property;

    operating a non-bank depository institution, such as a savings association;

    trust company functions;

    financial and investment advisory activities;

    conducting discount securities brokerage activities;

    underwriting and dealing in government obligations and money market instruments;

    providing specified management consulting and counseling activities;

    performing selected data processing services and support services;

<end page 30>

    acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

    performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

A bank holding company that qualifies and elects to become a financial holding company is permitted to engage in activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

    lending, trust and other banking activities;

    insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent or broker for these purposes, in any state;

    providing financial, investment or advisory services;

    issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

    underwriting, dealing in or making a market in securities;

    other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

    foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

    merchant banking through securities or insurance affiliates; and

    insurance company portfolio investments.

To qualify to become a financial holding company, the Bank and any other depository institution subsidiary of the Company must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least satisfactory. Additionally, the Company must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days' written notice prior to engaging in a permitted financial activity. We currently have no plans to make such an election.

Support of Subsidiary Institutions. Under Federal Reserve policy, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank.

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This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans made by us to the Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by it to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Supervision and Regulation of the Bank. The Bank is a commercial bank chartered under the laws of the State of Florida and a Federal Reserve member bank, and is subject to the supervision, examination and reporting requirements of the Florida Department of Banking and Finance (the "Florida Department") and the Federal Reserve. The Federal Reserve and the Florida Department regularly examine the Bank's operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the Bank's deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching. Under recent Florida legislation, which is designed to implement the Interstate Banking Act, a non-Florida bank may not open new branches in Florida but may acquire by merger a Florida bank and operate its branches after the merger, provided that the Florida bank is at least three years old. Also, Florida law prohibits the establishment in Florida of new banks by non-Florida bank holding companies. A non-Florida bank holding company may, however, acquire a Florida bank or bank holding company, provided that the Florida bank involved is at least three years old. These interstate acquisitions are prohibited if they result in the control of more than 30% of the total amount of insured deposits in Florida, except where the acquisition is an initial entry into Florida by the out-of-state bank holding company. This legislation has the potential of increasing the competitive forces to which we would be subject.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, federal banking regulators have established five capital categories: (1) well capitalized, (2) adequately capitalized, (3) undercapitalized, (4) significantly undercapitalized and (5) critically undercapitalized, in which all institutions are placed. The federal banking agencies have also specified by regulation the relevant capital levels for each of the categories.

Federal banking regulators are required to take specified mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. An institution in any of the undercapitalized categories is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval.

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FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for determining an insured depository institutions' insurance assessment rate. The system that takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help repay the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.72 cents per $100 of deposits for the first quarter of 2003.

As a final resort, the FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires the appropriate federal regulator, in connection with its examinations of financial institutions within its jurisdiction, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. The appropriate federal regulator considers these factors in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. A bank with aggregate assets of $250 million or less is subject to a Community Reinvestment Act examination only once every 60 months if the bank receives an outstanding rating, once every 48 months if it receives a satisfactory rating and as needed if the rating is less than satisfactory. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

    Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

    Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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    Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

    Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

    Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

    Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the Bank are subject to the following:

    the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

    the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy. The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve, in the case of the Company, and the Florida Department, in the case of the Bank. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies that are substantially similar to those adopted by the FDIC for banks.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risks weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets.

In addition, the FDIC and Federal Reserve have established minimum leverage ratio guidelines for banks and bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 4% for banks. Bank holding companies generally are also required to maintain a leverage ratio of at least

<end page 34>

4%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company's Tier 1 Capital leverage ratio, after deducting all intangibles and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends. We are a legal entity separate and distinct from the Bank. The principal sources of our cash flow, including cash flow to pay dividends to our shareholders, are dividends that the Bank pays to us. Statutory and regulatory limitations apply to the Bank's payment of dividends to us. Under Florida law and the Florida Department's regulations, the Bank may pay cash dividends only up to the sum of:

  current period net profits; plus

  80% of its cumulative retained net profits for the preceding two years or, with the approval of the Florida Department, 80% of its cumulative retained net profits for a period longer than two years.

Also, no dividend may be paid by the Bank if

  the sum of the amounts equal to the remaining 20% of the retained net profits for the periods from which the 80% is used to pay the dividends is less than the Bank's book value of its common and preferred stock; or

  the sum of the current period net profits plus the retained net profits for the preceding two years is less than zero.

The payment of dividends by us and the Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of its federal banking regulator, the Bank were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that it cease and desist from its practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that insured banks should generally only pay dividends out of current operating earnings.

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Restrictions on Transactions with Affiliates. We and the Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

    a bank's loans or extensions of credit to affiliates;

    a bank's investment in affiliates;

    assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

    the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

    a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We and the Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

Anti-Terrorism Legislation. In the wake of the tragic events of September 11th, on October 26, 2001, the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign

<end page 36>

customers. For example, the enhanced due diligence policies, procedures and controls generally require financial institutions to take reasonable steps:

    to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

    to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

    to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank and the nature and extent of the ownership interest of each such owner; and

    to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

Under the USA PATRIOT Act, financial institutions must establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

    the development of internal policies, procedures and controls;

    the designation of a compliance officer;

    an ongoing employee training program; and

    an independent audit function to test the programs.

Pursuant to the mandate of the USA PATRIOT Act, the Secretary of the Treasury issued regulations effective April 24, 2002 applicable to financial institutions. Because all federally insured depository institutions are required to have anti-money laundering programs, the regulations provide that a financial institution which is subject to regulation by a "federal functional" is in compliance with the regulations if it complies with the rules of its primary federal regulator governing the establishment and maintenance of anti-money laundering programs.

Under the authority of the USA PATRIOT Act, the Secretary of the Treasury adopted rules on September 26, 2002 increasing the cooperation and information sharing between financial institutions, regulators and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Under the new rules, a financial institution is required to:

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    expeditiously search its records to determine whether it maintains or has maintained accounts, or engaged in transactions with individuals or entities, listed in a request submitted by the Financial Crimes Enforcement Network ("FinCEN");

    notify FinCEN if an account or transaction is identified;

    designate a contact person to receive information requests;

    limit use of information provided by FinCEN to: (1) reporting to FinCEN, (2) determining whether to establish or maintain an account or engage in a transaction and (3) assisting the financial institution in complying with the Bank Secrecy Act; and

    maintain adequate procedures to protect the security and confidentiality of FinCEN requests.

Under the new rules, a financial institution may also share information regarding individuals, entities, organizations and countries for purposes of identifying and, where appropriate, reporting activities that it suspects may involve possible terrorist activity or money laundering. Such information-sharing is protected under a safe harbor if the financial institution:

    notifies FinCEN of its intention to share information, even when sharing with an affiliated financial institution;

    takes reasonable steps to verify that, prior to sharing, the financial institution or association of financial institutions with which it intends to share information has submitted a notice to FinCEN;

    limits the use of shared information to identifying and reporting on money laundering or terrorist activities, determining whether to establish or maintain an account or engage in a transaction, or assisting it in complying with the Bank Security Act; and maintains adequate procedures to protect the security and confidentiality of the information.

Any financial institution complying with these rules will not be deemed to have violated the privacy requirements discussed above.

The Secretary of the Treasury also adopted a new rule on September 26, 2002 intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Under the new rule, financial institutions:

    are prohibited from providing correspondent accounts to foreign shell banks;

    are required to obtain a certification from foreign banks for which they maintain a correspondent account stating the foreign bank is not a shell bank and that it will not permit a foreign shell bank to have access to the U.S. account;

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    must maintain records identifying the owner of the foreign bank for which they may maintain a correspondent account and its agent in the Unites States designated to accept services of legal process;

    must terminate correspondent accounts of foreign banks that fail to comply with or fail to contest a lawful request of the Secretary of the Treasury or the Attorney General of the United States, after being notified by the Secretary or Attorney General.

The new rule applies to correspondent accounts established after October 28, 2002.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies. Our earnings are affected by the monetary and fiscal policies of the United States government and its agencies, as well as general domestic economic conditions. The Federal Reserve Board's power to implement national monetary policy has had, and is likely to continue to have, an important impact on the operating results of commercial banks. The Federal Reserve Board affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF PROPERTY

In August 2000, the Company and the Bank moved their operations into a new permanent facility at 900 53rd Avenue East, in Bradenton. The new facility consists of a one-story building, with approximately 5,000 square feet of interior space, four interior teller windows, four exterior drive-through teller stations and 36 parking spaces. The interior includes executive offices, work stations for support staff and safe deposit box storage areas. The total cost of construction, landscaping, furniture and equipment was approximately $1.7 million.

Additionally, on June 25, 2001, the Bank opened a new branch facility located at 2102 59th Street West, Bradenton, Florida. The Company intends to renovate the main office to add 2,000 square feet of space at a cost of $232,700. The Company expects the renovation to be completed by June 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements and related notes which are included elsewhere herein.

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2002 Compared to 2001

Results of Operations. For the years ended December 31, 2002 and 2001, net income for calendar year 2002 amounted to $123,611, net (loss) for calendar year 2001 amounted to ($630,859). For 2002, basic and diluted income per share of common stock was $.11 and $.10, respectively. For 2001, basic and diluted loss per share of common stock was $.55. Because of the existence of warrants and stock options, we have a complex capital structure, necessitating the disclosure of basic and dilutive income/loss per share. The warrants/options were only dilutive during calendar year 2002.

Generally, results in 2002 were much improved over 2001 results because of the following factors:

    we were able to increase our net interest margin;

    non-interest income increased significantly, and

    certain economies of scale were attained.

Below is a comparison of our performance during calendar year 2002 and 2001.

Our results of operations are determined by our ability to manage effectively interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since interest rates are determined by market forces and economic conditions beyond our control, the ability to generate net interest income is dependent upon our ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Average earning assets increased from $36.3 million at December 31, 2001 to $62.8 million at December 31, 2002, representing an increase of $26.5 million, or 73.0%. Below are the various components of average earning assets for the periods indicated (in thousands):

	December 31
	2002	2001
Federal funds sold Taxable securities Loans Total earning assets	$ 1,302 12,221 49,233 $62,756	$2,569 7,831 25,908 $36,308

As a consequence of the increase in earning assets, net interest income also increased, from $1,252,352 for the year ended December 31, 2001 to $2,473,420 for the year ended December 31, 2002. Below are the various components of interest income and expense, as well as their yield/cost for the periods indicated:

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Years Ended:	December 31, 2002		December 31, 2001
	Interest Income /Expense	Yield /Cost	Interest Income /Expense	Yield /Cost
Interest income:	($ in 000's)
Federal funds sold Taxable securities Loans	$ 20 680 3803	1.54% 5.56% 7.72%	$ 93 486 2,325	3.62% 6.21% 8.97%
Total	$4,503	7.18%	$2,904	8.00%
Interest expense:
NOW and money market deposits Savings deposits Time deposits Other borrowings	242 67 1,694 27	1.76% 2.17% 4.12% 2.83%	$211 28 1,398 15	3.03% 2.90% 5.85% 4.92%
Total	$2,030	3.45%	$1,652	5.14%
Net interest income Net yield on earning assets	$2,473	3.94%	$1,252	3.45%

The above table indicates that the net yield on earning assets increased from 3.45% for the year ended December 31, 2001, to 3.94% for the year ended December 31, 2002. This occurred because of the following factors:

  The asset-mix has shifted towards higher yielding asset. For example, loans (the highest yielding asses) as a percent of total average assets increased from 71.4% (2001) to 78.4% (2002).

  The general economy has experienced a steep rate decline from 2001 to 2002. Consequently, the cost of funds declined by 169 basis points, from 5.14% (2001) to 3.45% (2002). However, the decline in the yield on earnings assets was not as steep because of our ability to shift its asset mix to higher yielding assets. Consequently, the yield on earning assets declined only 82 basis points, from 8.00% (2001) to 7.18% (2002).

Non-interest Income. Non-interest income as a percentage of average total assets for calendar years 2002 and 2001 amounted to .37% and .50%, respectively. This significant decline is due to the fact that during 2001 we netted a significant gain from the sale of securities while the gain in 2002 was not nearly as significant. If the gain from sale of securities were to be disregarded, non-interest income as a percentage of average total assets would have been .32% for 2002 and for 2001.

Components of non-interest income for calendar years 2002 and 2001 are as follows:

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	Year Ended December 31
	2002	2001
Gain on sale of securities Service fees on deposit accounts Miscellaneous other Total	$27,509 164,494 60,577 $252,580	$70,565 107,514 22,659 $200,738

Non-Interest Expense. Non-interest expense as a percentage of average total assets for calendar years 2002 and 2001 amounted to 3.43% and 4.69%, respectively. The primary reason for the above decline from calendar year 2001 to calendar year 2002 is higher efficiency associated with attainment of economics of scale.

Components of non-interest income for calendar years 2002 and 2001 are as follows:

	Year Ended December 31,
	2002	2001
Salaries and benefits Depreciation, amortization Advertising and promotion Data processing Professional fees Supplies and printing Other expenses Total	$1,179,509 239,505 60,274 225,354 128,622 68,880 465,700 $2,367,844	$ 959,701 178,624 105,208 144,097 90,567 88,957 330,841 $1,897,995

During calendar year 2002, the allowance for loan losses grew from $365,000 to $505,000. The allowance for loan losses, as a percent of gross loans, declined from .94% at December 31, 2001, to .89% at December 31, 2002.

As of December 31, 2002, management considers the allowance for loan losses to be adequate to absorb possible future losses. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

Liquidity and Interest Rate Sensitivity. Net interest income, our primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period

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is lengthened to minimize our overall interest rate risks. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet focuses on expanding the various funding sources. The interest rate sensitivity position at year-end 2001 is presented below. Since all interest rates and yield do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity (dollars in thousands):

EARNING ASSETS	Within three months	After three months but within six months	After six but within one year	After one year but within five years	After five years	Total
Loans Securities Federal funds sold	14,525 - - 2,757	6,099 - - - -	4,814 520 - -	26,014 9,439 - -	4,961 9,439 - -	56,413 9,959 2,757
Total earning assets	17,282	6,099	4,814	26,534	14,400	69,129
SUPPORTING SOURCES OF FUNDS
Interest-bearing demand deposits and savings	19,514	- -	- -	- -	- -	19,514
Certificates, Less than $100M Certificates, $100M and over Borrowings	9,026 1,539 - -	4,363 1,311 - -	5,470 1,252 - -	16,610 3,199 440	- - - - - -	35,469 7,301 440
Total interest-bearing liabilities	30,079	5,674	6,722	20,249	- -	62,724
Interest rate sensitivity gap	(12,797)	425	(1,908)	6,285	14,400	6,405
Cumulative gap	(12,797)	(12,372)	(14,280)	(7,995)	6,405	6,405
Interest rate sensitivity gap ratio	.57	1.07	.72	1.31	N/A	1.10
Cumulative interest rate sensitivity gap ratio	.57	.65	.66	.87	1.10	1.10

As evidenced by the table above, the Company is liability sensitive from zero to three months and from six months to one year. It is asset sensitive in all other time spans. On a cumulative basis, however, the Company is liability sensitive from zero to five years and asset sensitive thereafter.

<end page 43>

In a declining interest rate environment, a liability sensitive position (a gap ratio of less than 1.0) is generally more advantageous since liabilities are repriced sooner than assets. Conversely, in a rising interest rate environment, an asset sensitive position (a gap ratio over 1.0) is generally more advantageous, as earning assets are repriced sooner than liabilities. With respect to the Company, an increase in interest rates would reduce income for all time periods up to one year. Conversely, a decline in interest rates would increase income for all time periods up to one year. This, however, assumes that all other factors affecting income remain constant.

As we continue to grow, management will continuously structure its rate sensitivity position to best hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a quarterly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements. Interest rate risk will, nonetheless, fall within previously adopted policy parameters to contain any risk.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities and to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. Our primary source of liquidity comes from our ability to maintain and increase deposits through the Bank. Below are pertinent liquidity balances and ratios for the years ended December 31, 2002 and 2001 (dollars in thousands):

	2002	2001
Cash and cash equivalents CDs, over $100,000 to total deposit ratio Loan to deposit ratio Securities to total assets ratio Brokered deposits	$4,589 10.5% 81.9% 13.6% - -	$1,556 10.0% 75.2% 23.8% - -

As the above balances and ratios indicate, management believes that our 2002 liquidity position is satisfactory. Management is unaware of any trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in our liquidity increasing or decreasing in any material way. We are not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on our liquidity, capital resources or results of operations.

Capital Adequacy. There are two primary measures of capital adequacy for banks and bank holding companies: risk-based capital guidelines and the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. For example, cash and Treasury Securities are placed under a zero percent risk category while commercial loans are placed under the one hundred percent risk category. Banks are required to maintain a minimum risk-based capital ratio of 8%, with at least 4% consisting of Tier 1 capital. Under the risk-based capital guidelines, there are two "tiers" of capital. Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only), perpetual preferred stock and minority interests. Goodwill is subtracted from the total. Tier 2 capital

<end page 44>

consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock.

The second measure of capital adequacy relates to the leverage ratio. The Federal Reserve has established a 3% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into total assets. Banks that are not rated CAMEL 1 by their primary regulator should maintain a minimum leverage ratio of 3% plus an additional cushion of at least 1% - 2%, depending upon risk profiles and other factors.

In 1996, a new rule was adopted by the Federal Reserve, the OCC and the FDIC that added a measure of interest rate risk to the determination of supervisory capital adequacy. In connection with this new rule, those three agencies issued a joint policy statement to bankers, effective June 26, 1996, to provide guidance on sound practices for managing interest rate risk. In the policy statement, the agencies emphasized the necessity of adequate oversight by a bank's board of directors and senior management and of a comprehensive risk management process. The policy statement also describes the critical factors affecting the agencies' evaluations of a bank's interest rate risk when making a determination of capital adequacy. The agencies' risk assessment approach used to evaluate a bank's capital adequacy for interest rate risk relies on a combination of quantitative and qualitative factors. Banks that are found to have high levels of exposure and/or weak management practices will be directed by the agencies to take corrective action.

The table below illustrates the Bank's and our regulatory capital ratios at December 31, 2002 and 2001:

Bank	2002	2001	Minimum Regulatory Requirement
Tier 1 Capital Tier 2 Capital	8.2% .9%	10.4% .8%	4.0% N/A
Total risk-based capital ratio	9.1%	11.2%	8.0%
Leverage ratio	6.4%	8.5%	3.0%
Company - Consolidated	2002	2001	Minimum Regulatory Requirement
Tier 1 Capital Tier 2 Capital	7.5% ..9%	9.5% ..8%	4.0% N/A
Total risk-based capital ratio	8.4%	10.3%	8.0%
Leverage ratio	5.8%	7.8%	3.0%

<end page 45>

The above ratios indicate that the capital position of the Bank/Company has weakened somewhat during calendar year 2002, mainly due to the fact that the organic growth in capital could not keep pace with the growth in assets.

2001 Compared to 2000

Results of Operations. For the years ended December 31, 2001 and 2000, net loss amounted to $630,859 and $696,989. For 2001, basic and diluted loss per share of Common Stock was $0.55. For 2000, basic and diluted loss per share of common stock was $.61. Our net loss during 2001 is attributable to two factors:

  the downward pressures on net interest income due to a significant year-long trend of lower interest rates caused by the Federal Reserve's monetary policy and a one-time significant increase in salaries and benefits, data processing and other operating expenses related to the opening of the Bank's Blake Hospital branch.

Average earning assets increased from $14.7 million at December 31, 2000 to $36.3 million at December 31, 2001, representing an increase of $21.6 million, or 146.9%. Below are the various components of average earning assets for the periods indicated (in thousands):

	December 31
	2001		2000
Federal funds sold Taxable securities Loans Total earning assets	$ $	2,569 7,831 25,908 36,308	$ $	1,850 2,725 - - 14,666

As a consequence of the increase in earning assets, net interest income also increased, from $736,262 for the year ended December 31, 2000 to $1,252,352 for the year ended December 31, 2001. Below are the various components of interest income and expense, as well as their yield/cost for the periods indicated:

Years Ended:	December 31, 2001		December 31, 2000
	Interest Income /Expense	Yield /Cost	Interest Income /Expense	Yield /Cost
Interest income:	($ in 000's)
Federal funds sold Taxable securities Loans	$ 93 486 2,325	3.62% 6.21% 8.97%	$ 119 206 1,015	6.43% 7.56% 10.06%
Total	$2,904	8.00%	$1,340	9.14%
<end page 46> Interest expense:
NOW and money market deposits Savings deposits Time deposits Other borrowings	$211 28 1,398 15	3.03% 2.90% 5.85% 4.92%	$ 102 8 494 - -	4.09% 3.46% 6.71% - -
Total	$1,652	5.14%	$604	5.99%
Net interest income Net yield on earning assets	$1,252	3.45%	$736	5.02%

The above table indicates that the net yield on earning assets declined from 5.02% for the year ended December 31, 2000, to 3.45% for the year ended December 31, 2001. This occurred because of the following factors:

  In order to revive the general economy, the Federal Reserve has aggressively reduced short-term rates throughout calendar year 2001. Consequently, the Bank had to reduce its lending rates immediately and responsively in order to remain competitive. Due to the reductions in the lending rates, the yield on earning assets during 2001 declined by 114 basis points, from 9.14% to 8.00%.

  As lending rated declined, so did the cost of funds, albeit at a lower pace because consumers resisted decreases in savings rates. During 2001, our cost of funds declined by only 75 basis points, from 5.99% to 5.14%.

  "Free" sources of funds (capital and non-interest bearing deposits) as a percent of total sources of funds have declined significantly from 39.8% in 2000 to 20.4% in 2001.

Non-interest Income. Non-interest income as a percentage of average total assets for calendar years 2001 and 2000 amounted to .50% and .28%, respectively. The majority of the increase is due to the increase in transactional volume, as well as to gains on sale of securities.

Components of non-interest income for calendar years 2001 and 2000 are as follows:

	Year Ended December 31
	2001	2000
Gain on sale of securities Service fees on deposit accounts Miscellaneous other Total	$70,565 107,514 22,659 $200,738	$ - - 40,086 7,809 $47,895

Non-Interest Expense. Non-interest expense as a percentage of average total assets for calendar years 2001 and 2000 amounted to 4.69% and 7.30%, respectively. The primary reason for the above decline from calendar year 2000 to calendar year 2001 is higher efficiency associated with attainment of economics of scale.

<end page 47>

Components of non-interest income for calendar years 2001 and 2000 are as follows:

	Year Ended December 31,
	2001	2000
Salaries and benefits Depreciation, amortization Advertising and promotion Data processing Professional fees Supplies and printing Other expenses Total	$ 959,701 178,624 105,208 144,097 90,567 88,957 330,841 $1,897,995	$ 638,620 128,566 94,541 66,385 59,536 52,664 190,834 $1,231,146

During calendar year 2001, the allowance for loan losses grew from $350,000 to $365,000. The allowance for loan losses, as a percent of gross loans, declined from 2.17% at December 31, 200, to .94% at December 31, 2001.

Liquidity and Interest Rate Sensitivity. The interest rate sensitivity position at year-end 2001 is presented below. Since all interest rates and yield do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity (dollars in thousands):

EARNING ASSETS	Within three months	After three months but within six months	After six but within one year	After one year but within five years	After five years	Total
Loans Securities Federal funds sold	$9,690 249 - -	$1,118 - - - -	$1,586 - - - -	$20,557 506 - -	$5,719 12,435 - -	$38,670 13,190 - -
Total earning assets	$9,939	$1,118	$1,586	$21,063	$18,154	$51,860
SUPPORTING SOURCES OF FUNDS
Interest-bearing demand deposits and savings	$14,800	$ - -	$ - -	$ - -	$ - -	$14,800
Certificates, Less than $100M Certificates, $100M and over Borrowings	1,322 2,013 - -	770 2,503 - -	1,430 7,906 - -	1,575 13,019 167	$ - - - - 228	$5,097 25,441 395
Total interest-bearing liabilities	$18,135	$3,273	$9,336	$14,761	$228	$45,733
Interest rate sensitivity gap	(8,196)	(2,155)	(7,750)	6,302	17,926	6,127
Cumulative gap	(8,196)	(10,351)	(18,101)	(11,799)	6,127	6,127
<end page 48> Interest rate sensitivity gap ratio	.55	.34	.17	1.43	79.62	1.13
Cumulative interest rate sensitivity gap ratio	.55	.52	.41	.74	1.13	1.13

As evidenced by the table above, we were liability sensitive from zero to one year and asset sensitive thereafter. On a cumulative basis, however, we were liability sensitive from zero to five years and asset sensitive thereafter.

Our primary source of liquidity comes from our ability to maintain and increase deposits through the Bank. Below are pertinent liquidity balances and ratios for the years ended December 31, 2001 and 2000 (dollars in thousands):

	2001	2000
Cash and cash equivalents CDs, over $100,000 to total deposit ratio Loan to deposit ratio Securities to total assets ratio Brokered deposits	$1,556 10.0% 75.2% 23.8% - -	3,453 13.1% 69.1% 23.6% - -

Capital Adequacy. The table below illustrates the Bank's and our regulatory capital ratios at December 31, 2001 and 2000:

Bank	2001	2000	Minimum Regulatory Requirement
Tier 1 Capital Tier 2 Capital	10.4% .8%	21.7% 1.2%	4.0% N/A
Total risk-based capital ratio	11.2%	22.9%	8.0%
Leverage ratio	8.5%	24.4%	3.0%
Company - Consolidated	2001	2000	Minimum Regulatory Requirement
Tier 1 Capital Tier 2 Capital	9.5% ..8%	24.8% 1.2%	4.0% N/A
Total risk-based capital ratio	10.3%	26.0%	8.0%
Leverage ratio	7.8%	28.0%	3.0%

The above ratios indicate that our and the Bank's capital positions of the Company were sound.

<end page 49>

MANAGEMENT

Executive Officers

Charles S. Conoley, 44, has served as the Bank's and our President and Chief Executive Officer since October 2, 1998. Please see below for more information regarding Mr. Conoley's professional background.

James J. Bazata, 64, has served as the Bank's and our Senior Vice President and Chief Financial Officer since March 15, 1999. During 1984-1999, he was an officer at several banks in the Bradenton area. Mr. Bazata began his banking career in 1957 and has a degree in accounting from Fairfield University.

Bradley N. Severson, 40, has served as the Bank's Senior Vice President and Senior Lending Officer since April 12, 1999. During 1993-1999, he served as Vice President, commercial loan officer and private banking officer at SunTrust Bank in Sarasota, Florida. Mr. Severson has a degree in business administration from Iowa State University.

Board of Directors.

Our Board of Directors is composed of ten members, divided into three classes, Class I, Class II and Class III, and whose terms are staggered so that approximately one-third of the Board is elected at each annual meeting. The Class I members are up for election at the 2003 Annual Meeting.

Information Concerning Directors Whose Terms Will Expire in 2003.
Name	Age	Position with Company and Bank and Principal Occupation
Charles S. Conoley	44

Mr. Conoley has served as a Class I director and as the President and Chief Executive Officer of the Company since October 2, 1998, and as a director and President and Chief Executive Officer of the Bank since October 25, 1999. From 1993-1998, he was a Vice President and commercial loan officer for American Bank in Bradenton, Florida, and prior that he was employed as a senior executive for affiliates of Barnett Bank in Miami and Bradenton, Florida. Mr. Conoley received his MBA in Finance and Accounting from Indiana University in Bloomington, Indiana and his undergraduate degree from Purdue University.

Michael S. Glasgow	34

Mr. Glasgow has served as a Class I director of the Company since October 2, 1998, and as a director of the Bank since October 25, 1999. He has been employed for the past seven years with USA Steel Fence, Inc., a commercial and residential fence company that has operations in Bradenton, Lakeland, Gibsonton, Englewood and St. Petersburg, Florida, serving for the last five years as President and, prior to that, for two years as vice president. Mr. Glasgow is also the owner of USA Pawn, USA

<end page 50>

Land Company, and USA Used Cars, all of Bradenton, Florida. He also serves as Vice President for USA Group, Inc., USA Real Estate, and Approved Roofing, Inc., also of Bradenton, Florida.

Barclay E. Kirkland, D.D.S.	48

Dr. Kirkland has served as a Class I director of the Company since May 18, 2000, and as a director of the Bank since February 2001. He has been in private practice in Bradenton for more than six years. He is a member of the American Academy of Peridontology and the American Academy of Anti-Aging Medicine, and is active in Rotary International.

Bruce E. Shackelford	47

Bruce E. Shackelford has served as a Class I director of the Company since October 2, 1998, and as a director of the Bank since October 25, 1999. He has, for the past seven years, served as President of Four Star Tomato, Inc., R&S Sales and Management, Inc. and Western Tomato Growers & Shippers, Inc., all companies engaged in food production and distribution. He is also the general partner of Triple-S Farms, a farming operation.

Information Concerning Directors Whose Terms Will Expire in 2004.
Name	Age	Position with Company and Bank and Principal Occupation
Thomas C. Bennett, Jr.	78

Mr. Bennett has served as a Class II director of the Company since October 2, 1998, and as a director of the Bank since October 25, 1999. He has been engaged in the real estate development business in Manatee County for the last thirteen years and in the real estate brokerage business for the last four years. He served as a director in two community banks, one of which was sold to Barnett Bank in 1983 and the other to SouthTrust Bank, N.A., in 1995.

C. Donald Miller, Jr.	64

Mr. Miller has served as a Class II director of the Company since October 2, 1998, and as a director of the Bank since October 25, 1999. He has served as President of Miller Enterprises of Manatee, Inc., which is engaged in real estate investments and other businesses, for the last six years. He is a past President of the Manatee County Chamber of Commerce.

Information Concerning Directors Whose Terms Will Expire in 2005.
David K. Scherer	41

Mr. Scherer has served as a Class III director of the Company since October 2, 1998, and as a director of the Bank since October 25, 1999. For the past twelve years, he has served as principal and the President of TDS Construction, Inc., a construction company that specializes in the construction of retail stores throughout the United States. The company has been

<end page 51>

headquartered in Bradenton, Florida, for the past seven years and was previously located in Elizabethtown, Kentucky.

Elizabeth Thomason, D.M.D.	59

Dr. Thomason has served as a Class III director of the Company since May 18, 2000, and as a director of the Bank since February 2001. Since 1996, she has served as Chief Executive Officer and the majority owner of Thomason Enterprises, Inc., a telecommunications company. From 1990 to 1996, she was engaged in the private practice of dentistry. She is a director of the Community AIDS Network of Sarasota County and is a member of the Church of the Palms Presbyterian, Sarasota, Florida.

Mary Ann P. Turner	42

Mary Ann P. Turner has served as a Class III director of the Company since October 2, 1998, and as a director of the Bank since October 25, 1999. For the past seven years, she has served as the Vice President and CFO of Len-Tran, Inc., a commercial landscape contracting company with offices in Bradenton and Naples, Florida.

Clarence R. Urban	57

Clarence R. Urban has served as a Class III director and as Chairman of the Company's Board of Directors since October 2, 1998, and as a director and Chairman of the Bank's Board of Directors since October 25, 1999. For the past seven years, he has served as the owner and President of Arcade Lithographing Corporation and, for the last year, as owner and President of Superior Color Plate, Inc. of Bradenton and Sarasota. Arcade is one of the largest commercial printers on the West Coast of Florida, and Superior is a leader in color separations for printers throughout the Southeast and Caribbean.

Limitation on Directors' Liability

Our Articles of Incorporation contain a provision which, in accordance with Florida law, eliminates or limits the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of their duty of care or other duty. This provision provides that a director will not be personally liable for monetary damages for a breach of his or her duty of care or other duty as a director, except for liabilities for any appropriation, in violation of the director's duties, of any business opportunity of the Company;

    acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    authorization of improper dividends or redemptions; or

<end page 52>

    any transaction from which the director derived an improper personal benefit.

Liability for monetary damages remains unaffected by such provision if liability is based on any of these grounds. Liability for monetary damages for violations of Federal securities laws would also remain unaffected. The provision does not eliminate a director's fiduciary duty, nor does it preclude a shareholder from pursuing injunctive or other equitable remedies. The provision was prompted in part by adverse changes in the cost and availability of director and officer liability insurance and by a concern that corporations would encounter difficulties in attracting and retaining qualified directors. We believe this provision is essential to maintain and improve the ability of the Company to attract and retain competent directors.

Insofar as indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act of 1933, that type of indemnification is against public policy and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to our sole named executive officer for 2002:

Summary Compensation Table
		ANNUAL COMPENSATION			LONG TERM COMPENSATION
					AWARDS		PAYOUTS
Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Other Annual Compen-sation (e)	Restricted Stock Awards (f)	Securities Underlying Options/ SARS (g)	LTIP Payouts (h)	All Other Compen-sation (i)
Charles S. Conoley, President and CEO of the Company	2002 2001 2000	$104,440 $101,280 $96,000	$10,500 $0 $9,600	$0 $0 $0	$0 $0 $0	0 0 0	$0 $0 $0	$0 $0 $0

The Company does not have any Long Term Incentive Plans in effect.

Options/SAR Grants in Last Fiscal Year

No options were granted by the Company in 2002.

<end page 53>

Aggregated Option/SAR Exercises
in Last Fiscal Year and Fiscal Year End Option/SAR Values
Name (a)	Shares Acquired on Exercise (b)	Value Realized (c)	Number of Securities Underlying Unexercised Options/SAR's at FY-End Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SAR's at FY-End Exercisable/ Unexercisable (e)(1)
Charles S. Conoley	0	0	27,504/6,876	$13,752/$3,438
  Dollar values calculated by determining the difference between the estimated fair market value of the Common Stock at December 31, 2002 (i.e., $6.00 per share) and the exercise price of such options (i.e., $5.50).

The directors of the Company and the Bank received no compensation for their services, committee membership or meeting attendance in 2002.

Employment Agreements

Charles S. Conoley has an employment agreement with us, which was entered into on October 28, 1998, The agreement provides for his services as the President and Chief Executive Officer of the Company and the Bank at a base salary of $96,000, adjustable each year by the percentage increase in the Consumer Price Index and with a performance bonus ranging from 10% to 50% of his base salary depending on certain defined performance objectives and the Bank's composite rating. Under the agreement, Mr. Conoley received 34,880 ten-year options to purchase shares of common stock at $5.50 per share, 27,504 of which are currently vested. The agreement terminates on December 31, 2004, unless terminated earlier due to Mr. Conoley's death, complete disability or for cause. If Mr. Conoley's employment is terminated within two years after a change in control of the Bank, he will be entitled to a severance payment equal to twice his highest annual salary in any of the last three years, if the Board of Directors opposed the change in control, regardless of the reason for termination, and one time his highest annual salary in any of the last three years, if the Board of Directors did not oppose the change in control, but only if the termination is other than for cause.

"Control" under the agreement means, among other things, the acquisition of 25% or more of the voting securities of the Bank by any person or group of persons.

James J. Bazata has an employment agreement with us, which was entered into effective January 1, 2003. The agreement provides for his services as Senior Vice President and Chief Financial Officer of the Company and the Bank at a base salary of $82,500, increased each year by at least 5% and with a performance bonus ranging from 5% to 25% of his base salary, depending on certain defined performance objectives and the Bank's composite rating. The agreement terminates on December 31, 2005, unless terminated earlier due to Mr. Bazata's death,

<end page 54>

complete disability or for cause. If Mr. Bazata's employment is terminated within two years after a change of control of the Bank, he will be entitled to a severance payment equal to one time his highest annual salary in any of the last three years, if the Board of Directors opposed the change in control, regardless of the reason for termination, and one-half his highest annual salary in any of the last three years, if the Board of Directors did not oppose the change in control, but only if the termination is other than for cause.

Bradley N. Severson has an employment agreement with us, which was entered into effective January 1, 2003. The agreement provides for his services as Senior Vice President and Senior Loan Officer of the Bank at a base salary of $82,500, increased each year by at least 5% and with a performance bonus ranging from 5% to 25% of his base salary, depending on certain defined performance objectives and the Bank's composite rating. The agreement terminates on December 31, 2005, unless terminated earlier due to Mr. Severson's death, complete disability or for cause. If Mr. Severson's employment is terminated within two years after a change of control of the Bank, he will be entitled to a severance payment equal to one time his highest annual salary in any of the last three years, if the Board of Directors opposed the change in control, regardless of the reason for termination, and one-half his highest annual salary in any of the last three years, if the Board of Directors did not oppose the change in control, but only if the termination is other than for cause.

Transactions With Management

Some of our directors and officers are at present, as in the past, our banking customers, and we have had, and expect to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers and their associates, as a group, at March 31, 2003 totaled $1.47 million, or approximately 31% of the Bank's equity capital at that date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following chart shows the number of shares of the Common Stock that each executive officer, director and nominee for director of the Company beneficially owns, and the total Common Stock that such persons own as a group:

Name and Address of Beneficial Owner	Number of Shares	Percent of Class(1)
Thomas C. Bennett, Jr. 6144-9th Avenue Circle, N.E. Bradenton, Florida 34202	3,541(2)	0.31%
<end page 55> Charles S. Conoley 410 68th Court N.W. Bradenton, Florida 34209	108,508(3)	8.99%
Michael Shannon Glasgow 1209-44th Avenue East Bradenton, Florida 34203	98,081(4)	8.23%
Barclay Kirkland, D.D.S. 2109-59th Street West Bradenton, Florida 34209	25,194(5)	2.19%
C. Donald Miller, Jr. 216 21st Street W. Bradenton, Florida 34205	5,541(6)	0.48%
David K. Scherer 4239-63rd Street West Bradenton, Florida 34209	95,908(7)	8.09%
Bruce E. Shackelford P. O. Box 91 Ellenton, Florida 34222	47,320(8)	4.05%
Elizabeth Thomason, D.M.D. 6204 98th-Street East Bradenton, Florida 34202	18,182(9)	1.58%
Mary Ann P. Turner 1205-64th Street Court East Bradenton, Florida 34208	85,356(10)	7.24%
Clarence R. Urban 2108 Whitfield Park Loop Sarasota, Florida 34243	82,695(11)	7.00%
All directors, nominees and named executive officers as a group (10)(12)	570,326	41.34%

  Information relating to beneficial ownership of the Common Stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under Section 13(d) of the Securities Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal.

<end page 56>

  The percentages are based on 1,147,410 shares of Common Stock outstanding, plus shares of Common Stock which may be acquired by the beneficial owner, or group of beneficial owners, within 60 days of March 24, 2003, by exercise of options and/or warrants. The percentage total differs from the sums of the individual percentages due to the differing denominators with respect to each calculation.

  Also includes 1,541 shares pursuant to currently exercisable warrants.

  Includes 2,000 shares held as custodian for Max Conoley and 1,800 shares held as custodian for Alexandra Conoley, as to which Mr. Conoley disclaims beneficial ownership. Also includes 8,000 shares owned jointly with Mr. Conoley's wife. Also includes the right to acquire 27,504 shares pursuant to currently exercisable options and the right to acquire 32,483 shares pursuant to currently exercisable warrants.

  Includes 800 shares held as custodian for Savannah Glasgow as to which Mr. Glasgow disclaims beneficial ownership. Also includes 2,000 shares held jointly with mother Anita Glasgow, 10,910 shares held by Glasgow Horizon Limited Partnership, an affiliate. Also includes the right to acquire 43,731 shares pursuant to currently exercisable warrants.

  Includes 21,000 shares held jointly with his wife. Also includes 250 shares held as custodian for Cari Beth Kirkland, and 250 shares held as custodian for Chloe Fay Kirkland, as to all of which Dr. Kirkland disclaims beneficial ownership. Also includes the right to acquire 1,694 shares pursuant to currently exercisable warrants.

  Includes 2,000 shares held by his wife, as to which Mr. Miller disclaims beneficial ownership. Also includes the right to acquire 1,541 shares pursuant to currently exercisable warrants.

  Includes 54,625 shares held jointly with his wife. Also includes the right to acquire 37,783 shares pursuant to currently exercisable warrants.

  Held by Triple S Farms Profit Sharing for the benefit of Mr. Shackelford. Also includes the right to acquire 21,695 shares pursuant to currently exercisable warrants.

  Held jointly with her husband.

  Also includes the right to acquire 30,790 shares pursuant to currently exercisable warrants.

  Also includes the right to acquire 33,330 shares pursuant to currently exercisable warrants.

(12) Ten-year warrants to purchase Common Stock at the original offering price of $5.50 per share were issued to each director of the Company and the Bank (except Mr. Kirkland and Ms. Thomason) on the basis, subject to a certain limitation, of one warrant to purchase .8467 shares of Common Stock for each share that such director purchased in the 1999 public offering. The right to exercise the warrants vests for one-third (1/3) of the shares covered by each warrant on each anniversary of the date the Bank opened for business, so long as the holder has served continuously as a director of the Company and the Bank from the Bank's opening until the particular anniversary and has attended a minimum of seventy-five percent (75%) of the meetings during such period. A total of 206,280 warrants were issued on October 25, 1999 (the date the Bank opened for business), all of which vested on October 25, 2002.

DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation authorize our board of directors, without shareholder approval, to issue up to 25,000,000 shares of common stock, $.01 par value. As of March 24, 2003, there were 1,147,410 shares of common stock issued and outstanding held by 700 shareholders of record.

Each holder of shares of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon at a meeting of the shareholders, including the election of directors. Additionally, the holders of common stock have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors, are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs, and do not have preemptive or redemption provisions applicable thereto.

<end page 57>

All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorize our board of directors, without shareholder approval, to issue up to 1,000,000 shares of preferred stock, $.01 par value. As of March 24, 2003, no shares of preferred stock were issued and outstanding.

The board of directors is authorized to fix and determine by resolution the number of shares of each series of preferred stock and the designation thereof, any voting and other powers, preferences and relative participating, optional or special rights, including the number of votes, if any, per share.

The above description of our capital stock does not purport to be complete and is governed by and qualified by our Articles of Incorporation and By-Laws, each as amended, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Florida law.

Organizer Warrants

In October 1999, in connection with their efforts to organize the Bank, nine of our then directors received detachable, but non-transferrable (except by operation of a will or law of descent and distribution) warrants to purchase a total of 206,280 shares of common stock at $5.50 per share. All the organizer warrants have now vested and must be exercised on or before October 25, 2009. The number of shares and exercise price purchasable under the organizer warrants is adjusted as a result of stock dividends and stock splits.

Warrants Acquired in this Offering

Each warrant received as part of a unit acquired in this offering entitles the holder to purchase one share of our common stock for $7.00, on or before the second anniversary of the date such warrant is issued. We do, however, reserve the right to cancel, at any time after the first anniversary of the issue date, any warrants which have not then been exercised. After giving notice of an intent to cancel the outstanding warrant, but before actually canceling, we will give the holders a period of thirty days during which they can exercise any and all warrants held by them.

The number of shares of common stock purchasable under each warrant and the exercise price is adjusted in case we declare a stock dividend, or effect a stock split, reverse stock split or other recapitalization, In case we merge with another corporation, or sell substantially all of our assets, the successor or transferee corporation may assume our obligations under the warrants. If it does not assume such obligations, the holders will have an opportunity to exercise their warrants before the merger or sale is consummated. The warrants are detachable and transferrable, subject to obtaining an opinion from our counsel that the proposed transfer is in compliance with Federal securities laws.

<end page 58>

Shares Eligible for Future Sale

All of the shares of common stock that we will issue in the offering and all of the shares purchasers acquire through the exercise of the warrants will be freely tradable without restriction or registration under the Securities Act, unless owned by our affiliates.

Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. All of our directors and executive officers will likely be deemed to be affiliates of us.

In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144 without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares.

Certain United States Federal Income Tax Considerations Respecting the Units

The following summary of certain United States federal income tax aspects is based on current law, is in general terms, and is not intended as tax advice to any particular prospective purchaser. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular taxpayers subject to special treatment under the federal income tax laws (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States).

EACH PROSPECTIVE PURCHASER OF THE UNITS OFFERED HEREBY IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SUCH UNITS, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP OR SALE.

<end page 59>

Basis in Shares of Common Stock and Warrants. Your basis in the shares of common stock acquired will be the cost of the units plus any amount previously allocated to the rights. Your basis in the warrants will be zero.

Holding Period for Shares. You will commence a holding period for the shares of common stock acquired as of the day after your date of acquisition of the units. Your holding period for the shares of common stock acquired upon the exercise of warrants will commence as of the day after your date of acquisition of such shares through the exercise of the warrants.

Disposition of Shares. If you sell any of the shares of common stock acquired, you will recognize gain or loss equal to the difference between the amount realized on such sale and the tax basis of the shares. All gains or losses recognized upon the sale of the shares will be capital gain or loss, provided that the shares were a capital asset in your hands. A gain will be short term or long term, depending on how long the shares were held.

Reports to Shareholders

We furnish annual reports to shareholders which include audited financial statements reported on by our independent accountants. We will continue to comply with the periodic reporting requirements imposed by the Securities Exchange Act of 1934 (the "Exchange Act") as long as such requirements apply to us. In addition, we furnish quarterly reports to shareholders containing unaudited financial statements for each quarter of each fiscal year.

Defensive Anti-Takeover Provisions

General. The provisions of our Articles of Incorporation and Bylaws described below will have an "anti-takeover" effect. We believe that the provisions described below are prudent and reduce our vulnerability to takeover attempts and certain other transactions that may not be negotiated with and approved by the Board of Directors. We believe that it is in the best interest of the Company and our shareholders to encourage potential acquirers to negotiate directly with the Board and that these provisions will encourage negotiations and discourage hostile takeover attempts. It is also our view that these "anti-takeover" provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of the true value of the Company that is in the best interest of all shareholders. To be sure, the Board of Directors has a fiduciary obligation to act in the best interest of the shareholders and the Company in determining corporate action without regard to these provisions.

Directorships. Our Board of Directors is divided into three classes that must be as close to equal in size as possible. The members of each class serve three-year terms with each class being elected in successive years. Our Bylaws provide that the size of the Board of Directors, within the six to twenty member range specified in the Articles of Incorporation, may be increased or decreased only by a majority vote of the directors then in office. The Articles of Incorporation provide that any vacancies occurring on the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office.

Removal of Directors. Our Articles of Incorporation provide that no director may be removed except for cause and then only by the vote of holders of at least two-thirds of the

<end page 60>

outstanding voting stock entitled to vote. However, if two-thirds of the directors then in office approve the removal, then the vote of the holders of only a majority of the outstanding voting stock is required to remove a director.

Special Meetings of Shareholders. Our Articles of Incorporation provide that a special meeting of shareholders may be called by the Chairman of the Board, by a majority vote of the directors then in office or by the holders of at least 25% of the outstanding voting stock.

No Action By Written Consent. Our Articles of Incorporation provide that the shareholders are not entitled to take any action by written consent in lieu of taking that action at an annual or special meeting of shareholders.

Approval of Certain Business Transactions. Our Articles of Incorporation provide that the vote of holders of at least two-thirds of the outstanding voting stock is required to approve certain mergers, consolidations or dispositions of assets of the Company or any of its subsidiaries. However, if the proposed transaction is approved by the vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock is required to approve the transaction.

Amendment of the Articles of Incorporation. Our Articles of Incorporation authorize the alteration, amendment or repeal of certain Articles by the affirmative vote of holders of at least two-thirds of the outstanding voting stock. However, if the proposed action is approved by a vote of at least two-thirds of the directors then in office, then the vote of holders of only a majority of the outstanding voting stock of the Company is required to approve the action. The alteration, amendment or repeal of other Articles requires approval by the holders of only a majority of the outstanding voting stock.

Amendment of the Bylaws. Our Articles of Incorporation provide that the Bylaws may be altered, amended or repealed, or new Bylaws adopted, by the Board of Directors or the shareholders at a duly constituted meeting. This action by the Board of Directors requires the vote of two-thirds of directors then in office. This action by the shareholders requires the affirmative vote of holders of at least two-thirds of the outstanding voting stock.

Preferred Stock. The preferred stock, which could be issued in one or more series and with appropriate voting, conversion or other rights, could discourage possible acquirers of the Company from making a tender offer or other attempt to gain control of the Company.

LEGAL MATTERS

The validity of the units offered hereby and certain other legal matters will be passed upon for us by the law firm of Dinur & Associates, P.C., Atlanta, Georgia.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2002 and 2001 and for each of the years then ended have been included in this prospectus and the registration statement in reliance upon the report of Francis & Co. CPAs, independent certified public

<end page 61>

accountants, appearing elsewhere in this prospectus and upon their authority as experts in accounting and auditing.

Daniel D. Dinur, Esquire, the principal of Dinur & Associates, P.C., legal counsel to the Company, owns 2,000 shares of our common stock.

AVAILABLE INFORMATION

In accordance with the requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These reports, proxy statements and other information can be read and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials also can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information concerning the operation of the Public Reference Room by calling the SEC at 1-800-SEC0330. In addition, materials filed electronically by us with the SEC are available at the SEC's Internet web site at http://www.sec.gov.

This prospectus is part of the Registration Statement on Form SB-2 (together with all amendments and exhibits, referred to as "Registration Statement") under the Securities Act that we filed with the SEC. The Registration Statement contains information that is not included in this prospectus.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of the particular contract or document filed as an exhibit to the Registration Statement. Each statement concerning a document that is filed as an exhibit is qualified in all respects by reference to the copy of the document filed as an exhibit. For further information with respect to us, reference is made to the Registration Statement.

<end page 62>

<end page F-i>

Report of Independent Accountants

Board of Directors and Shareholders
Horizon Bancorporation, Inc.
Bradenton, Florida

We have audited the accompanying consolidated balance sheets of Horizon Bancorporation, Inc., Bradenton Florida (the "Company") and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Bancorporation, Inc., and subsidiary at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/S/ Francis & Co.
Atlanta, Georgia
March 25, 2003

<end page F-1> HORIZON BANCORPORATION, INC. BRADENTON, FLORIDA Consolidated Balance Sheets
ASSETS
	As of December 31,
	2002	2001
Cash and due from banks	$1,832,187	$1,556,213
Federal funds sold	2,757,000	- -
Total cash and cash equivalents	$4,589,187	$1,556,213
Securities:
Available-for-sale at fair value	9,958,547	13,189,910
Loans, net	55,908,210	28,304,656
Property and equipment, net	1,843,293	1,991,793
Other assets	772,713	473,977
Total Assets	$73,071,950	$55,516,549

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Deposits:
Non-interest bearing deposits	$5,978,433	$5,611,815
Interest bearing deposits	62,283,753	45,337,699
Total deposits	$68,262,186	$50,949,514
Borrowings	439,898	394,838
Other liabilities	108,623	110,328
Total Liabilities	$68,810,707	$51,454,680

Commitments and Contingencies

Shareholders' Equity:
Common stock, $,01 par value, 25,000,000 shares authorized; 1,147,410 (2002) and 1,146,077 (2001) shares issued and outstanding	$11,474	$11,461
Paid-in-capital	5,999,596	5,992,278
Retained (deficit)	(1,782,633)	(1,906,244)
Accumulated other comprehensive income	32,806	(35,626)
Total Shareholder's Equity	$4,261,243	$4,061,869
Total Liabilities and Shareholders' Equity	$73,071,950	$55,516,549

Refer to notes to the consolidated financial statements.

<end page F-2>

HORIZON BANCORPORATION, INC. BRADENTON, FLORIDA Consolidated Balance Sheets
	Year Ended December 31,
Interest Income:	2002	2001	2000
Interest and fees on loans	$3,804,055	$2,326,028		$1,015,011
Interest on investment securities	680,168	485,715		206,231
Interest on federal funds sold	19,549	92,597		118,760
Total interest income	$4,503,772	$2,904,340		$1,340,002
Interest Expense:
Interest on deposits and borrowings	2,030,352	1,651,988		603,740
Net interest income	$2,473,420	$1,252,352		$736,262
Provision for possible loan losses	234,545	185,954		250,000
Net interest income after provision for possible loan losses	$2,238,875	$1,066,398		$486,262
Other Income:
Gain on sale of securities	$27,509	$70,565	$	- -
Service fees on deposit accounts	164,494	107,514		40,086
Miscellaneous other	60,577	22,659		7,809
Total other income	$252,580	$200,738		47,895
Other Expenses:
Salaries and benefits	$1,179,509	$959,701		$638,620
Professional fees	128,622	90,567		59,536
Depreciation and amortization	239,505	178,624		128,566
Data processing	225,354	144,097		66,385
Taxes and insurance	117,810	67,385		37,391
Other operating expenses	477,044	457,621		300,648
Total other expenses	$2,367,844	$1,897,955		$1,231,146
Income/(Loss) before income tax	$123,611	$(630,859)		$(696,989)
Income tax	- -	- -		- -
Net income/(loss)	$123,611	$(630,859)		$(696,989)
Basic income/(loss) per share	$.11	$(.55)		$(.61)
Diluted income/(loss) per share	$.10	$(.55)		$(.61)
Weighted average number of shares outstanding:
Basic	$1,147,410	$1,146,077		$1,146,077
Diluted	$1,188,967	$1,146,077		$1,146,077

Refer to notes to the consolidated financial statements.

<end page F-3>

HORIZON BANCORPORATION, INC. BRADENTON, FLORIDA Consolidated Statements of Changes in Shareholders' Equity For the years ended December 31, 2002, 2001 and 2000
	Common Stock			Paid-In- Capital		Retained Earnings		Accumulated Other Comprehensive Income		Total
	Shares	Par Value
Balance, December 31, 1999	1,146,077		$11,461		$5,992,278		$(578,396)	$	- -	$5,425,343
Comprehensive income: Net loss, 2000	- -	$	- -	$	- -		$(696,989)	$	- -	$(696,989)
Total comprehensive income	- -	$	- -	$	- -		$(696,989)	$	- -	$(696,989)
Balance December 31, 2000	1,146,077		$11,461		$5,992,278		$(1,275,385)	$	- -	4,728,354
Comprehensive Income: Net loss, 2001	- -	$	- -	$	- -		$(630,859)	$		$(630,859)
Unrealized loss, securities	- -	$	- -		- -		- -		(35,626)	(35,626)
Total Comprehensive income	- -	$	- -	$	- -		$(630,859)		$(35,626)	$(666,485)
Balance, December 31, 2001	1,146,077		$11,461		$5,992,278		$(1,906,244)		$(35,626)	$4,061,869
Comprehensive income: Net gain, 2002	- -	$	- -	$	- -		$123,611	$		$123,611
Unrealized gain, securities	- -	$	- -		- -		- -		68,432	68,432
Total Comprehensive income	- -	$	- -	$	- -		$123,611		$68,432	$192,043
Exercise of stock options	1,333		$13		$7,318	$	- -	$	- -	$7,331
Balance, December 31, 2002	1,147,410		$11,474		$5,999,596		$(1,782,633)		$32,806	$4,261,243

Refer to notes to the consolidated financial statements.

<end page F-4>

HORIZON BANCORPORATION, INC. BRADENTON, FLORIDA Consolidated Statements of Cash Flows
	Year Ended December 31,
Cash flows from operating activities:	2002		2001		2000
Net income/(Loss)		$123,611		$(630,859)		$(696,989)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		239,505		178,624		128,566
Accretion of securities		(23,816)		(16,511)		- -
Provision for loan losses		234,545		185,954		250,000
(Gain) on sale of securities		(27,509)		(70,565)		- -
(Increase) in receivables and other assets		(315,284)		$(157,165)		$(132,191)
(Decrease) in payables and other liabilities		(1,705)		15,977		44,958
Net cash provided by operating activities		$229,347		$(494,545)		$(405,656)
Cash flows from investing activities:
Purchase of securities, AFS		$(4,515,915)		$(14,786,747)		$(12,600)
Maturity and pay-downs of securities, AFS		6,106,301		1,349,005		- -
Sales of securities, AFS		1,760,301		1,349,005		- -
Purchase of securities, HTM		- -	$	- -		(5,834,341)
Maturity and pay-downs of securities, HTM		- -		2,785,671		- -
Increase in loans, net		(17,838,099)		(22,720,165)		(12,192,402)
Purchase of premises and equipment		(74,457)		(462,181)		(1,026,750)
Purchase of deposit premiums		- -		(115,057)		- -
Net cash used by investing activities		$(14,561,436)		$(29,911,022)		$(19,066,093)
Cash flows from financing activities:
Exercise of options		$7,331	$	- -	$	- -
Increase in deposits		17,312,672		28,113,996		21,461,951
Increase in borrowings		45,060		394,838		- -
Net cash provided by financing activities		$17, 365,063		$28,408,834		$21,461,951
Net increase in cash and cash equivalents		$3,032,974		$(1,896,733)		$1,990,202
Cash and cash equivalents, beginning of period		$1,556,213		$3,452,946		$1,462,744
Cash and cash equivalents, end period		$4,589,187		$1,556,213		$$3,452,946
Supplemental Information:
Income taxes paid	$	- -	$	- -	$	- -
Interest paid		$2,057,725		$1,624,662		$559,093
Transfer of securities from HTM to AFS category	$	- -		$3,545,211	$	- -

Refer to notes to the consolidated financial statements.

<end page F-5>

Note 1 - Organization of the Business

Horizon Bancorporation, Inc., Bradenton, Florida (the "Company") is a one-bank holding company with respect to Horizon Bank, Bradenton, Florida (the "Bank"). The Company commenced banking operations on October 25, 1999 when the Bank opened for business. The Bank is primarily engaged in the business of obtaining deposits and providing commercial, consumer, and real estate loans to the general public. Bank deposits are each insured up to $100,000 by the Federal Deposit Insurance Corporation (the "FDIC") subject to certain limitations imposed by the FDIC.

The Company is authorized to issued up to 25.0 million shares of its $.01 par value per share common stock. Each share is entitled to one vote and shareholders have no preemptive or conversion rights. As of December 31, 2002 and 2001, there were 1,147,410 and 1,146,077 shares of the Company's common stock issued and outstanding. Additionally, the Company has authorized the issuance of up to 1.0 million shares of its $.01 par value per share preferred stock. The Company's Board of Directors may, without further action by the shareholders, direct the issuance of preferred stock for any proper corporate purpose with preferences, voting powers, conversion rights, qualifications, special or relative rights and privileges which could adversely affect the voting power or other rights of shareholders of common stock. As of December 31, 2002, there were no shares of the Company's preferred stock issued or outstanding.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Reclassification. The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on net income or shareholders' equity.

Basis of Accounting. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosure proceedings.

Cash and Due from Banks. The Company maintains deposit relationships with other banks which deposits amounts, at times, may exceed federally insured limits. The Company has never experienced any material losses from such deposit relationships.

Investment Securities. Investment securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost. Investment securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Investment securities not

<end page F-6>

classified either as securities held-to-maturity or trading securities are classified as available-for-sale and reported at fair value; net unrealized gains or losses (net of related taxes) are excluded from earnings and are reported as accumulated other comprehensive income/(loss) within shareholders' equity. The classification of investment securities as held-to-maturity, trading or available-for-sale is determined at the date of purchase.

Realized gains and losses from sales of investment securities are determined based upon the specific identification method. Premiums and discounts are recognized in interest income using the level-yield method over the period to maturity.

Management periodically evaluates investment securities for other than temporary declines in value and records losses, if any, through an adjustment to earnings.

Loans, Interest and Fee Income on Loans. Loans are reported at their outstanding principal balance adjusted for charge-off, unearned discount, unamortized loan fees and the allowance for possible loan losses. Interest income is recognized over the term of the loan based on the principal amount outstanding. Non-refundable loan fees are taken into income to the extent they represent the direct cost of initiating a loan; the amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Accrual of interest on loans is discontinued either when (i) reasonable doubt exists as to the full or timely collection of interest or principal or when (ii) a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans are returned to accruing status only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Impaired loans are: (i) non-performing loans that have been placed on nonaccrual status; and (ii) loans which are performing according to all contractual terms of the loan agreement, but may have substantive indication of potential credit weakness. Accounting standards require impaired loans to be measured based on: (a) the present value of expected future cash flows discounted at the loan's original effective interest rate; or (b) the loan's observable market price; or (c) the fair value of the collateral if the loan is collateral dependent.

Allowance for Loan Losses. The allowance for loan losses (the "Allowance") represents management's estimate of probable losses inherent in the loan portfolio. The Allowance is established through provisions charged to operations. Loans deemed to be uncollectible are charged against the Allowance, and subsequent recoveries, if any, are credited to the Allowance. The adequacy of the Allowance is based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience, adequacy of underlying collateral, changes in the nature and volume of the loan portfolio, review of specific problem loans, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. The evaluation for the adequacy of the Allowance is inherently subjective as it requires

<end page F-7>

material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's Allowance. Such agencies may require the Company to recognize additions to the Allowance based on their judgments about information available to them at the time of their examination.

Property and Equipment. Building, furniture, and equipment are stated at cost, net of accumulated depreciation. Land is carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations. The Company had no capitalized lease obligations at December 31, 2002 and 2001.

Other Real Estate. Other real estate represents property acquired by the Company in satisfaction of a loan. Other real estate is carried at the lower of: (i) cost; or (ii) fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on the sale of the property and any subsequent adjustments to reflect changes in fair value of the property are reflected in the income statement. Recoverable costs relating to the development and improvement of the property are capitalized whereas routine holding costs are charged to expense.

Income Taxes. Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. The components of other comprehensive income included in the consolidated statements of shareholders equity have been computed based upon a 34% effective tax rate.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased or sold for one day periods. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less.

Goodwill and Other Intangible Assets. Identifiable intangible assets consist of core deposit premiums paid in connection with the acquisition of approximately $8.0 million in deposits from an unrelated financial institution. Under recent pronouncements, goodwill is no longer amortized, but is subject to an annual impairment test. Prior to January 1, 2002, the Bank amortized goodwill on a straight-line basis over a seven-year period.

The annual impairment test indicated that the intangible asset was impaired by approximately $16,436 for the year ended December 31, 2002, or $.01 per basic and diluted share. For the year ended December 31, 2001, intangible assets were impaired by approximately

<end page F-8>

$5,479, or less than $.01 per basic and diluted share. There were no intangible assets at December 31, 2000. Core deposit intangibles, net of accumulated amortization, totaled $93,142 and $109,578, respectively, at December 31, 2002 and 2001. The estimated aggregate amortization expense related to core deposit intangible assets for each of the next five years is as follows: $15,944 in 2003; $15,824 in 2004; $15,685 in 2005; $15,517 in 2006; and $15,340 in 2007.

Operating Segments. The Company's business activities are currently confined to one segment which is community banking. As a community banking entity, the Company offers its customers a full range of products and services through various delivery channels.

Income/(Loss) Per Share. Basic income/(loss) per share is determined by dividing net income/(loss) by the weighted-average number of common shares outstanding. Diluted income/(loss) per share is determined by dividing net income/(loss) by the weighted average number of common shares outstanding increased by the number of common shares that would be issued assuming the exercise of stock options and warrants. This also assumes that only options/warrants with an exercise price below the existing market price will be exercised. In computing net income/(loss) per share, the Company uses the treasury stock method.

Stock-Based Compensation. The company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro-forma disclosure of the impact of applying the fair value method of SFAS No. 123.

The following is a reconciliation of reported and pro-forma net income/(loss) and net income/(loss) per share for the periods below:

	Year Ended December 31,
	2002	2001	2000
Net income/(loss), as reported	$123,611	$(630,859)	$(696,989)
Stock-based compensation expense	(61,416)	(41,762)	(38,539)
Pro-forma (fair value) net income/(loss)	$62,195	$(672,621)	$(735,528)

Basic income/(loss) per share:
As reported	$.11	$(.55)	$(.61)
Pro-forma	$.05	$(.59)	$(.64)

Diluted income/(loss) per share:
As reported	$.10	$(.55)	$(.61)
Pro-forma	$.05	$(.59)	$(.64)

<end page F-9>

The pro-forma (fair value) was estimated at the date of grant using a Black-Scholes option pricing model ("BLSC Model"). BLSC Model requires the input of highly subjective assumptions, including the expected stock price volatility, and risk-free interest rates. Since changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, existing models (such as the BLSC Model) do not necessarily provide a reliable single measure of the fair value of the Company's options and warrants.

Below are details concerning the input assumptions utilized in conjunction with BLSC Model to produce the estimates for pro-forma (fair value) income/(loss) for the periods below.

	Year Ended December 31,
	2002	2001	2000
Risk-free interest rate	4.93%	4.09%	5.03%
Dividend yield	- -	- -	- -
Volatility factor	- -	- -	- -
Weighted average life of option	8	9	10

Recent Accounting Pronouncements. In December 2001, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others." SOP 01-6 reconciles the specialized accounting and financial reporting guidance in the existing Banks and Savings Institutions Guide, Audits of Credit Unions Guide, and Audits of Finance Companies Guide. The SOP eliminates differences in accounting and disclosure established by the respective guides and carries forward accounting guidance for transactions determined to be unique to certain financial institutions. Adopting of this pronouncement has not had a material impact on the Company's results of operations or financial position.

In October 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which addresses accounting for the acquisition of certain financial institutions. The provisions of SFAS No. 147 rescind the specialized accounting guidance in paragraph 5 of SFAS No. 72 and would require unidentifiable intangible assets to be reclassified to goodwill if certain criteria are met. Financial institutions meeting the conditions outlined in SFAS No. 147 will be required to restate previously issued financial statements after September 30, 2002. The adoption of SFAS No. 147 has had no material impact on the Company's results of operations or financial position.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amended SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the chosen method on reporting results. The provisions of SFAS No. 148 are effective for annual periods ending December 15, 2002, and for interim periods beginning after December 15, 2002.

<end page F-10>

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." It addresses the accounting for the stand-ready obligation under guarantees. A guarantor is required to recognize a liability with respect to its stand-ready obligation under the guarantee even if the probability of future payments under the guarantee is remote. The initial liability will be measured as the fair value of the stand-ready obligation. Additionally, the Interpretation addresses the disclosure requirements for guarantees including the nature and terms of the guarantees, maximum potential for future amounts and the carrying amount of the liabilities. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002. Commercial letters of credit and other loan commitments, which are commonly thought of as guarantees of funds were not included in the scope of interpretation. The Bank has made relevant disclosures in the current year financial statements. The Bank does not expect the adoption of Interpretation No. 45 to have a material impact on its financials.

Note 3 - Federal Funds Sold

The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. At December 31, 2002 and 2001, the Bank sold $2,757,000 and $0, respectively, to other banks through the federal funds market.

Note 4 - Securities Available-for-Sale

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2002 follow:

	Amortized Costs	Gross Unrealized			Estimated Market Values
		Gains	Losses
Description
U.S Agency	$498,452	$2,972	$	- -	$501,424
Collateralized Mortgage Obligations	3,666,266	30,883		- -	3,697,149
Mortgage-Backed Securities	351,342	15,704		- -	367,046
Corporate Bond	1,000,000	- -		- -	1,000,000
Trust-Preferred Securities	3,500,000	- -		- -	3,500,000
<end page F-11> SBA Pool	520,246	147		- -	520,393
Other Securities	372,535	- -		- -	372,535
Total Securities	$9,908,841	$49,706	$	- -	$9,958,547

Other securities include equity investments in FRB, FHLB, and two other banks whose sole owners are other financial institutions. None of the above equity investments is available to the general public.

The amortized costs and estimated market values of securities available-for-sale as of December 31, 2001 follow:

	Amortized Costs	Gross Unrealized		Estimated Market Values
		Gains	Losses
Description
U.S Treasury	$768,758	$407	$(13,820)	$755,345
Collateralized Mortgage Obligations	9,691,034	22,451	(58,472)	9,655,013
Mortgage-Backed Securities	472,262	- -	(4,545)	467,717
Corporate Bond	1,000,000	- -	- -	1,000,000
Trust-Preferred Securities	1,000,000	- -	- -	1,000,000
Other Securities	311,835	- -	- -	311,835
Total Securities	$13,243,889	$22,858	$(76,837)	$13,189,910

The amortized costs and estimated market values of securities available-for-sale at December 31, 2002, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Costs		Estimated Market Values
Due in one year or less	$	- -	$	- -
Due after one through five years		520,246		520,393
Due after five through ten years		655,752		658,724
Due after ten years		8,360,308		8,406,895
No maturity (securities)		372,535		372,535
Total securities		$9,908,841		$9,958,547

<end page F-12>

At December 31, 2002 and 2001, securities with an estimated market value of $0 and $755,345, respectively, were pledged to secure public funds, repurchase agreements, and for other purposes required or permitted by law.

Proceeds from the sale of securities during calendar years 2002 and 2001 amounted to $1,760,734 and $4,038,452, respectively. The Company recognized gains from the sale of the above securities in the amount of $27,509 during calendar year 2002 and $70,565 during calendar year 2001.

Note 5 - Loans

The composition of net loans by major loan category, as of December 31, 2002 and 2001, follows:

	December 31,
	2002	2001
Commercial, financial, agricultural	$39,185,627	$26,970,432
Real estate - construction	171,340	2,960,321
Real estate - mortgage	10,380,412	5,274,932
Installment	6,675,831	3,463,980
Loan, gross	$56,413,210	$38,669,656
Deduct:
Allowance for loan losses	(505,000)	(365,000)
Loans, net	$55,908,210	$38,304,656

At December 31, 2002 and 2001, the total recorded investment in impaired loans, all of which had allowances determined in accordance with FASB Statements No. 114 and No. 118, amounted to approximately $1,923,368 and $1,146,747, respectively. The average recorded investment in impaired loans amounted to approximately $1,381,579 and $761,628 for the years ended December 31, 2002 and 2001, respectively. The allowance for loan losses related to impaired loans amounted to approximately $218,828 and $172,012 at December 31, 2002 and 2001, respectively. Loans on non-accrual status at December 31, 2002 and 2001 had outstanding balances of $143,411 and $83,680, respectively. Interest recognized on the non-accruing loans was not material for the years ended December 31, 2002 and 2001. Interest income recognized on impaired loans for the years ended December 31, 2002 and 2001 amounted to $64,520 and $49,838, respectively. The amount of interest recognized on impaired loans using the cash method of accounting was not material for the years ended December 31, 2002 and 2001. The company has no commitments to lend additional funds to borrowers whose loans have been modified.

Note 6 - Allowance for Possible Loan Losses

The allowance for possible loan losses (the "Allowance") is a valuation reserve available to absorb future loan charge-offs. The Allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The

<end page F-13>

Allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Individual consumer loans are predominantly undersecured, and the allowance for possible losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real-estate, receivables, inventory, machinery, equipment, or financial instruments. The amount of collateral obtained is based upon management's evaluation of the borrower.

Activity within the Allowance accounts for the years ended December 31, 2002, 2001 and 2000 follows:

	December 31,
	2002	2001	2000
Balance, beginning of year	$365,000	$350,000	$100,000
Add: Provision for loan losses	234,545	185,954	250,000
Add: Recoveries of previously charged off amounts	- -	- -	- -
Total	$599,545	$535,954	$350,000
Deduct: Amount charged-off	(94,545)	(170,954)	- -
Balance, end of year	$505,000	$365,000	$350,000

Note 7 - Property and Equipment

Building, furniture, equipment, and land improvements are stated at cost less accumulated depreciation. Land is stated at cost. Components of property and equipment included in the consolidated balance sheets at December 31, 2002 and 2001follow:

	December 31,
	2002	2001
Land	$410,078	$410,078
Land improvements	48,399	48,399
Building	891,133	891,133
Leasehold and equipment	90,823	90,823
Property and equipment	868,644	862,162
Property and equipment, gross	$2,309,077	$2,302,595
Deduct:
Accumulated depreciation	(465,784)	(310,802)
Property and equipment, net	$1,843,293	$1,991,793

<end page F-14>

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $222,957, $173,035 and $127,100, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Furniture and equipment Leasehold improvements Building	3 to 20 5 to 10 40	Straight-line Straight-line Straight-line

Note 8 - Commitments and Contingencies

In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future funding requirements. The Company uses the same credit and collateral policies in making commitments as those it uses in making loans.

At December 31, 2002 and 2001, the Company had unused loan commitments of approximately $4.6 million and $3.5 million, respectively. Additionally, there were $65,000 and $85,000 in commitments under standby letters of credit at December 31, 2002 and 2001, respectively. The majority of the loan commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

On June 30, 1999, the Bank entered into a seven-year contractual agreement (the "Agreement") with a data processing provider which Agreement was renegotiated on May 11, 2001, with the new owner of the data processing company. The Agreement was extended to May 10, 2008, with a renewal feature for an additional seven-year period. The monthly service fee varies according to the services used and the number and type of transactions processed. Expenses associated with the above and predecessor agreements associated with data processing services amounted to $225,334, $144,217 and $66,385, respectively, for the years ended December 31, 2002, 2001 and 2000.

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company and its subsidiary.

Please refer to Note 14 concerning a lease of a branch office from a Partnership.

Please refer to Note 14 concerning warrants and options earned by directors and employees of the Bank.

Note 9 - Deposits

The following details deposit accounts at December 31, 2002 and 2001:

<end page F-15>

	December 31,
	2002	2001
Non-interest bearing deposits	$5,978,433	$5,611,815
Interest bearing deposits_
NOW accounts	4,996,743	2,843,532
Money market	10,708,102	9,493,126
Savings	3,809,012	2,463,313
Time, less than $100,000	35,568,813	25,441,033
Time, $100,000 and over	7,201,083	5,096,695
Total deposits	$68,262,186	$50,949,514

At December 31, 2002, the scheduled maturities of all certificates of deposit were as follows:

Year Ending December 31,	Amount
2003 2004 2005 2006 2007 Total	$22,960,940 10,705,472 2,518,981 5,050,861 1,533,642 $42,769,896

Note 10 - Borrowings

On April 11, 2001, the Company initiated borrowings of up to $500,000, of which $439,898 is outstanding at December 31, 2002. The loan is secured by the Bank's issued and outstanding common stock; it carries a rate of LIBOR plus 1.75%. The loan provides for interest-only payments until April 11, 2004; thereafter and until maturity on April 11, 2007, the loan requires a monthly principal reduction of $8,333 plus interest. The majority of the funds from this loan were utilized to supplement the Bank's capital accounts.

Note 11 - Interest on Deposits and Borrowings

A summary of interest expense for the years ended December 31, 2002, 2001 and 2000 follows:

	December 31,
	2002	2001	2000
Interest on NOW accounts	$14,527	$18, 192	$7,588
Interest on money market accounts	227,869	192,574	94,341
Interest on savings accounts	67,103	28, 203	7,530
<end page F-16> Interest on CDs under $100,000	1,423,859	1,144,287	400,984
Interest on CDs $100,000 and over	269,686	253,502	93,297
Interest on borrowings	27,308	15,230	-0-
Total interest on deposits	$2,030,352	$1,651,988	$603,740

Note 12 - Other Operating Expenses

A summary of other operating expenses for the years ended December 31, 2002, 2001 and 2000 follows:

	December 31,
	2002	2001	2000
Postage and courier	$50,819	$43,4334	$29,452
Advertising and promotion	60,274	105,208	94,541
Repairs and maintenance	93,496	61,724	21,823
Utilities and telephone	46,434	45,298	33,210
Supplies and printing	68,880	88,957	52,664
Rent expense	97,377	44,431	11,138
Other	59,764	68,569	57,820
Total other operating expenses	$477,044	$457,621	$300,648

Note 13 - Income Taxes

As of December 31, 2002, 2001 and 2000, the Company's provision for income taxes consisted of the following:

	December 31,
	2002	2001	2000
Current Deferred Income tax expense	$42,028 (42,028) $ 0	$ - - - - $ 0	$ - - - - $ 0

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2002, 2001, and 2000 differ from amounts computed by applying the statutory

<end page F-17>

federal income tax rates to income before taxes. A reconciliation of statutory income taxes to the Company's actual income tax provision follows:

	December 31,
	2002	2001	2000
Federal statutory income tax rate State income tax, net of Federal benefit Change in valuation allowance Other Income tax expense	$(42,028) (7,864) 51,833 (1,941) $ 0	$(214,492) (24,143) 204,594 34,041 $ 0	$(236,976) (26,864) 348,437 15,403 $ 0

The tax effects of the temporary differences that comprise the net deferred tax assets at December 31, 2002, 2001 and 2000 are presented below:

	December 31,
	2002	2001	2000
Deferred tax assets:
Allowance for loan losses	$171,700	$124,100	$119,000
Net operating loss carryforward	434,395	524,016	314,631
Organization costs	14,757	23,169	31,581
Other	2,011	3,411	4,890
Unrealized gain, AFS securities	(16,900)	18,353	- -
Gross deferred tax assets	605,963	693,049	470,102
Less: Valuation allowance	(622,863)	(674,696)	(470,102)
Net deferred tax asset/(Liability)	$(16,900)	$18,353	$0

There was a net change in the valuation allowance during calendar years 2002, 2001 and 2000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more

<end page F-19>

likely than not that the Company will realize the benefits of those deductible differences, net of the existing valuation allowance at December 31, 2002.

Note 14 - Related Party Transactions

Under the terms of existing Stock Warrants and Stock Option Plan (the "Plan"), options to purchase shares of the Company's common stock may be granted to directors and employees at a price that is not less than the fair market value of such stock at the date of the grant. Options granted to employees under the Plan may be designated as incentive stock options. All options/warrants expire no more than ten years from the date of the grant and fully vest over a period of between three-to-five years.

A summary of the options/warrants activity for the years ended December 31, 2002, 2001, and 2000 is presented below.

	Number of Shares	Weighted-Average Exercise Price
Outstanding, December 31, 1999	240,660	$5.50
Granted during 2000	29,460	$5.50
Exercised during 2000	- -	- -
Forfeited during 2000	(2,000)	$5.50
Outstanding December 31, 2000	268,120	$5.50

Granted during 2001	19,560	$6.50
Exercised during 2001	- -	- -
Forfeited during 2001	(400)	$6.50
Outstanding December 31, 2001	287,280	$5.57

Granted during 2002	- -	- -
Exercised during 2002	(1,333)	$5.50
Forfeited during 2002	(5,567)	$5.66
<end page F-19>
Outstanding December 31, 2002	280,380	$5.57

At December 31, 2002, the total options/warrants outstanding and exercisable were as follows:

Options/Warrants Outstanding			Options/Warrants Exercisable
Range of Prices	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.50 to $6.50	280,380	6.9	5.57	262,120	$5.50

Using the BLSC Model, more fully described under Note 2, the weighted-average fair values of warrant/option granted in 2001 and 2000 were $2.48 and $2.17, respectively. No warrant/option were granted during calendar year 2002.

Lease of a Branch Office. On February 9, 2001, the Bank entered into a lease agreement with Horizon Partnership, LLP, (the "Partnership") to lease approximately 3,800 square-feet of a new office building. Four of the Company's board members are also the majority owners of the Partnership. The lease, which commenced on June 1, 2001, is for a period of 10 years with two consecutive five-year extensions. In addition to the monthly lease payment, the Bank is required to pay pro-rata real-estate taxes and special assessments which may be levied against the property. The total monthly payment approximates $7,900, an amount that was paid beginning with the September 1, 2001 payment. From June 1, 2001 through August 31, 2001, the Bank paid $3,000 per month to lease only the land. The monthly lease payments will increase by 3% on the date of each anniversary. For the years ended December 31, 2002 and 2001, expenses associated with this lease amounted to $97,377 and $44,431, respectively.

As of December 31, 2002, the future minimum lease commitments are as follows:

Year Ending December 31,	Amount
2003 2004 2005 2006 2007 Thereafter Total	$ $	99,529 102,515 105,590 108,758 112,021 408,432 936,845

Payments to Directors. Two directors received, in the aggregate, $7,728 and $7,850 for products and services sold to the Company during the years ended December 31, 2002 and 2001, respectively.

<end page F-20>

Borrowings and Deposits by Directors and Executive Officers. Certain directors, principal officers and companies with which they are affiliated are customers of and have banking transactions with the Bank in the ordinary course of business. As of December 31, 2002 and 2001, loans outstanding to directors, their related interests and executive officers aggregated $2,580,276 and $2,873,000, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties. In the opinion of management, loans to related parties did not involve more than normal credit risk or present other unfavorable features.

A summary of the related party loan transactions during the calendar years 2002 and 2001 follows:

	Insider Loan Transactions
	2002	2001
Balance, beginning of year New loans Less, Principal reductions Balance, end of year	$2,873,000 745,943 (1,038,667) $2,580,276	$1,609,049 1,368,126 (104,175) $2,873,000

Deposits by directors and their related interests, as of December 31, 2002 and 2001 approximated $1,168,181 and $1,121,608, respectively.

Note 15 - Concentrations of Credit

The Company originates primarily commercial, residential, and consumer loans to customers in Manatee County, Florida, and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on economic conditions prevailing at the time in Manatee County and the surrounding counties.

Sixty-two percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth under Note 5.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the Bank's statutory capital, or approximately $1,165,000 at December 31, 2002.

Note 16 - Regulatory Matters

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the FRB. The Bank was chartered by the State of Florida and is a member of the Federal Reserve System. As such, the Bank is regulated by the Florida's Comptroller Office and by the FRB.

<end page F-21>

Various requirements and restrictions under federal and state laws regulate the operations of the Company. These laws, among other things, require the maintenance of reserves against deposits, impose certain restrictions on the nature and terms of the loans, restrict investments and other activities, and regulate mergers and the establishment of branches and related operations. The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary bank. The subsidiary bank is subject to limitations under federal law in the amount of dividends it may declare. At December 31, 2002, none of the subsidiary bank's retained earnings was available for dividend declaration without prior regulatory approval.

The banking industry is also affected by the monetary and fiscal policies of regulatory authorities, including the FRB. Through open market securities transactions, variations in the discount rate, the establishment of reserve requirements and the regulation of certain interest rates payable by member banks, the FRB exerts considerable influence over the cost and availability of funds obtained for lending and investing. Changes in interest rates, deposit levels and loan demand are influenced by the changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities. Pursuant to the FRB's reserve requirements, the Bank was not required to maintain certain cash reserve balances with the Federal Reserve System because of its small size.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank, as of December 31, 2002, meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the Bank was considered to be Well Capitalized. There are no conditions or events since December 31, 2002 that management believes have changed the Bank's Well Capitalized category. To be categorized as Adequately Capitalized or Well Capitalized, the Bank must maintain the following capital ratios:

<end page F-22>

	Adequately Capitalized	Well Capitalized
Total risk-based capital ratio Tier 1 risk-based capital ratio Tier 1 leverage ratio	8.0% 4.0% 4.0%	10.0% 6.0% 5.0%

The Company's and the Bank's actual capital amounts and ratios are presented in the following table:

Minimum Regulatory Capital Guidelines for Banks
	Actual		Adequately Capitalized			Well Capitalized
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2002: Total capital-risk-based (to risk-weighted assets): Bank Consolidated	$5,167 4,733	9.1% 8.4%	$4,528 4,529	> >	8% 8%	$5,661 N/A	> >	10% N/A
Tier 1 capital-risk-based (to risk-weighted assets): Bank Consolidated	$4,622 4,228	8.2% 7.5%	$2,264 2,264	> >	4% 4%	$3,396 N/A	>	6% N/A
Tier 1 capital-leverage (to average assets): Bank Consolidated	$4,662 4,228	6.4% 5.8%	$2,929 2,930	> >	4% 4%	$3,662 N/A	>	5% N/A
As of December 31, 2001: Total capital-risk-based (to risk-weighted assets): Bank Consolidated	$4,871 4,462	11.2% 10.3%	$3,467 3,467	> >	8% 8%	$4,333 N/A	> >	10% N/A
Tier 1 capital-risk-based (to risk-weighted assets): Bank Consolidated	$4,506 4,097	10.4% 9.5%	$1,733 1,733	> >	4% 4%	$2,600 N/A	>	6% N/A
Tier 1 capital-leverage (to average assets): Bank Consolidated	$4,506 4,097	8.5% 7.8%	$2,113 2,113	> >	4% 4%	$2,641 N/A	>	5% N/A

<end page F-23>

Note 17 - Dividends

The primary source of funds available to the Company to honor its financial obligations and pay cash dividends to its shareholders is from the Bank. Bank regulatory authorities impose restrictions on the amounts of dividends that may be declared by the Bank. Further restrictions could result from a review by regulatory authorities of the Bank's capital adequacy. For the years ended December 31, 2002, 2001 and 2000, no dividends were paid to shareholders.

Note 18 - Parent Company Financial Information

This information should be read in conjunction with the other notes to the consolidated financial statements.

Parent Company Balance Sheets
December 31,
	2002	2001
Assets: Cash Investment in Bank Other Assets Total Assets	$ 14.308 4,695,334 2,743 $ 4,712,385	$ 8,443 4,470,758 3,441 $4,482,642
Liabilities and Shareholders' Equity: Accounts payable Borrowings Total Liabilities	$ 11,244 $ 439,898 $ 451,142	$25,935 $394,838 $420,773
Common stock Paid-in-capital Retained (Deficit) Accumulated comprehensive income Total Shareholders' equity Total Liabilities and Shareholders' equity	$ 11,474 5,999,596 (1,782,633) 32,806 4,261,243 $4,712,385	$ 11,461 5,992,278 (1,906,244) (35,626) 4,061,869 $ 4,482,642

<end page F-24>

Parent Company Statements of Income
December 31,
2002	2001	2000

Interest income
Miscellaneous expense
Income/(loss) before income tax, and equity
in undistributed (loss) of Bank
Income tax expense
Income/(loss) before equity in undistributed
(loss) of the Bank
Equity in undistributed loss of the Bank
Net loss

$ 1,091 (33,625) $(32,534) - - $(32,534) 156,145 $123,611	$10,274 (32,026) $(21,752) - - $(21,752) (609,107) $(630,859)	$33,572 (25,693) $ 7,879 - - $7,879 (704,868) $(696,989)
Parent Company Statements of Cash Flows
Year Ended December 31,
	2002	2001	2000

Cash flows from operating activities:
Net loss
Adjustments to reconcile net income to net cash
provided by operating activities:
Equity in undistributed loss of Bank
(Increase) in other assets
Increase in payables
Net cash used by operating activities

	$ 123,611 (156,145) 698 (14,690) $ (46,526)	$(630,859) 609,107 (2,997) 3,966 $ (20,783)	$(696,989) 704,868 43,593 (19,845) $ 31,627
Cash flows from investing activities: Investment in Bank Net cash used by investing activities	$ - - $ - -	$(1,000,000) $(1,000,000)	$ - - $ - -
Cash flows from financing activities: Sale of common stock, net Increase in borrowings Net cash provided by financing activities	$ 7,331 45,060 $52,391	$ - - 394,838 $394,838	$ - - - - $ - -
Net (decrease) in cash and cash equivalents Cash and cash equivalents, beginning of year Cash and cash equivalents, end of year	$ 5,865 8,443 $14,308	$(625,945) 634,388 $ 8,443	$ 31,627 602,761 $634,388

<end page F-25>

[Back Cover Page]

<end page (no number)>

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Consistent with the applicable provisions of the laws of Florida, the Registrant's bylaws provide that the Registrant shall indemnify its directors and officers against those expenses (including attorneys' fees), judgments, fines and amounts paid in settlement which are actually and reasonably incurred in connection with any action, suit or proceeding, pending or threatened, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of the Registrant. Expenses incurred by an officer or director in defending a criminal or civil action, suit, or proceeding may be paid by the Registrant in advance of the final disposition of such action, suit, or proceeding as authorized by the Registrant's board of directors so long as the person seeking indemnification agrees to refund the advance unless it shall ultimately be determined that he is entitled to be indemnified by the Registrant.

In addition, pursuant to the Registrant's articles of incorporation, no director of the Registrant shall be personally liable to the Registrant or its shareholders for monetary damages for breach of his duty of care or other duty as a director by reason of any act or omission, except for liability (i) for any appropriation of any business opportunity of the Registrant; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in Section 607.0831 of the Florida Business Corporation Act; or (iv) for any transaction from which the director derives an improper personal benefit.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All of the following expenses will be paid by the Company:

SEC Registration Fee	$362
Printing and Postage Expenses	$10,000
Legal Fees and Expenses	$26,000
Accounting Fees and Expenses	$1,000
Fees and Expenses (Including Legal Fees) for Qualification Under State Securities Laws	$2,000
Miscellaneous	$638
Total	$40,000
<end page 63> EXHIBITS
Exhibit Number	Sequential Description
3(i)

Amended and Restated Articles of Incorporation of Registrant dated October 2, 1998, incorporated by reference to Exhibit 2.1 of Registration Statement on Form SB-1, File No. 333-71773, filed on February 9, 1999.

3(ii)	Amended and Restated Bylaws of Registrant, incorporated by reference to Exhibit 2.2 of Registration Statement on Form SB-1, File No. 333-71773, filed on February 9, 1999.
4.1	Form of Certificate of Warrants
5.1	Form of Opinion of Dinur & Associates, P.C.
21	Subsidiaries of Registrant
23.1	Consent of Dinur & Associates, P.C. (will be filed with an Amendment)
23.2	Consent of Francis & Co., CPAs
24.1	Power of Attorney (appears on the signature pages of the Registration Statement on Form SB-2)
99.1	Subscription Agreement (see Appendix A of the Prospectus)

<end page 64>

UNDERTAKINGS

The undersigned Registrant hereby undertakes that it will:

A. (1) File, during any period in which it offers or sells securities, a post- effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement;

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

<end page 65>

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Bradenton, State of Florida, on April 16, 2003.

HORIZON BANCORPORATION, INC.
(Registrant)

BY: /S/ Charles S. Conoley
 Charles S. Conoley, President, and Chief
Executive Officer
(Principal Executive Officer)

BY: /S/ James J. Bazata
 James J. Bazata, Senior Vice President
and Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Charles S. Conoley his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (as well as any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits hereto and other documents in connection herewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/S/ Thomas C. Bennett, Jr. Thomas C. Bennett, Jr.	Director	April 16, 2003
/S/ Charles S. Conoley Charles S. Conoley	President, Chief Executive Officer, Secretary and Director	April 16, 2003
<end page 66> /S/ Michael Shannon Glasgow Michael Shannon Glasgow	Director	April 16, 2003
/S/ Barclay Kirkland, D.D.S Barclay Kirkland, D.D.S.	Director	April 16, 2003
/S/ C. Donald Miller, Jr. C. Donald Miller, Jr.	Director	April 16, 2003
/S/ David K. Scherer David K. Scherer	Director	April 16, 2003
/S/ Bruce E. Shackelford Bruce E. Shackelford	Director	April 16, 2003
/S/ Elizabeth Thomason, D.M.D. Elizabeth Thomason, D.M.D.	Director	April 16, 2003
/S/ Mary Ann P. Turner Mary Ann P. Turner	Director	April 16, 2003
/S/ Clarence R. Urban Clarence R. Urban	Chairman of the Board and Director	April 16, 2003
/S/ James J. Bazata James J. Bazata	Senior Vice President and Chief Financial Officer	April 16, 2003